UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 3, 2022

FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC.

(Exact name of registrant as specified in its charter)

Delaware	814-00789	27-0344947
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

500 Boylston St., Suite 1200,

Boston, MA 02116

(Address of principal executive offices)

Registrant’s telephone number, including area code (800) 450-4424

Securities registered pursuant to 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	FCRD	NASDAQ Global Select Market
5.0% Senior Notes due 2026	FCRX	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 3, 2022, Crescent Capital BDC, Inc., a Maryland corporation (“CCAP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Eagle Alternative Capital BDC, Inc., a Delaware corporation (“FCRD”), Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub”), Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub 2”), and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to CCAP (“CCAP Advisor”).

The Merger Agreement provides that (i) Acquisition Sub will merge with and into FCRD (the “First Merger”), with FCRD continuing as the surviving company and as a wholly-owned subsidiary of CCAP (the “Surviving Company”), and (ii) immediately after the effectiveness of the First Merger, the Surviving Company will merge with and into Acquisition Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Acquisition Sub 2 continuing as the surviving company and as a wholly-owned subsidiary of CCAP.

The board of directors of FCRD, at the recommendation of the special committee of the board of directors of FCRD, and the board of directors of CCAP and the governing bodies of Acquisition Sub and Acquisition Sub 2 have approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby. In addition, in connection with the Merger Agreement, Sun Life Assurance Company of Canada, which owns a majority interest in CCAP Advisor, has committed to provide secondary-market support and will purchase $20 million of the combined company’s common stock via a share purchase program over time following the consummation of the Merger Agreement.

Merger Consideration

At the date and time when the First Merger becomes effective (the “Effective Time”), each share of common stock, par value $0.001 per share, of FCRD (“FCRD Common Stock”) issued and outstanding as of two days prior to the closing (the “Determination Date”) (excluding shares held by subsidiaries of FCRD or held, directly or indirectly, by CCAP or Acquisition Sub (“Cancelled Shares”) and Dissenting Shares (as defined below)) shall be converted into the right to receive (i) a portion of the CCAP Aggregate Merger Consideration (as defined below) pursuant to the election and proration procedures described below and (ii) from CCAP Advisor, an amount equal to (a) $35.0 million divided by (b) the number of shares of FCRD Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares) (the “CCAP Advisor Cash Consideration”). The “CCAP Aggregate Merger Consideration” means the sum of (A) a number of shares of common stock, par value $0.001 per share, of CCAP (“CCAP Common Stock”) equal to the number of shares of FRCD Common Stock issued and outstanding as of the Determination Date, multiplied by the Exchange Ratio (as defined below); provided, that in no event will the aggregate number of shares of CCAP Common Stock to be issued pursuant to the Merger Agreement (the “Total CCAP Stock Consideration”) exceed 19.99% of the number of shares of CCAP Common Stock issued and outstanding as of October 3, 2022, and (B) if the Total CCAP Stock Consideration is less than the FCRD Closing Net Asset Value (as defined below), an amount in cash, without interest, to be paid by CCAP equal to (a) the FCRD Closing Net Asset Value (as defined below) minus the Aggregate Share Consideration Value (as defined below) (such cash amount, the “CCAP Aggregate Cash Consideration”).

On the Determination Date, each of CCAP and FCRD shall deliver to the other party a calculation of its estimated net asset value, as adjusted pursuant to the terms of the Merger Agreement, as of 5:00 p.m. New York City time on the Determination Date, calculated in good faith (the total net asset value of CCAP as of the Determination Date, the “CCAP Closing Net Asset Value” and the total net asset value of FCRD as of the Determination Date, the “FCRD Closing Net Asset Value”); provided, that each party shall update and redeliver such calculation in certain circumstances described in the Merger Agreement. Based on such calculations, the parties will calculate the “CCAP Per Share NAV”, which will equal the CCAP Closing Net Asset Value divided by the number of shares of CCAP Common Stock issued and outstanding as of the Determination Date and the “FCRD per Share NAV”, which will equal the FCRD Closing Net Asset Value divided by the number of shares of FCRD Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares). The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the FCRD Per Share NAV divided by (ii) the CCAP Per Share NAV. The “Aggregate Share Consideration Value” shall refer to (a) the Total CCAP Stock Consideration multiplied by (b) the CCAP Per Share NAV.

Each person who as of the Effective Time is a record holder of shares of FCRD Common Stock shall be entitled, with respect to all or any portion of such shares, to make an election to receive its portion of the CCAP Aggregate Merger Consideration in cash (an “Election”), subject to the conditions and limitations set forth in the Merger Agreement. Any record holder of shares of FCRD Common Stock at the record date who does not make an Election shall be deemed to have elected to receive payment of its portion of the CCAP Aggregate Merger Consideration for its shares of FCRD Common Stock in the form of CCAP Common Stock. In addition, if the Aggregate Share Consideration Value is equal to or greater than the FCRD Closing Net Asset Value, then each share of FCRD Common Stock shall be deemed to be a share with respect to which an Election has not been made. For the purpose of making Elections, a record holder of FCRD Common Stock that is a registered clearing agency and whose legal title on behalf of multiple ultimate beneficial owners shall be entitled to submit elections as if each ultimate beneficial owner were a record holder of FCRD Common Stock.

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Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of FCRD, CCAP, Acquisition Sub, Acquisition Sub 2 and CCAP Advisor. Additionally, the Merger Agreement contains customary pre-closing covenants, including covenants requiring FCRD and CCAP (i) to use reasonable best efforts to cause the consummation of the transactions contemplated by the Merger Agreement, (ii) to use reasonable best efforts conduct its business in the ordinary course and (iii) to refrain from taking certain actions prior to the consummation of the Mergers without the other party’s consent (which consent shall not be unreasonably withheld, delayed or conditioned).

The Merger Agreement contains “no-shop” provisions that restrict FCRD’s ability to solicit or initiate discussions or negotiations with third parties regarding other proposals to acquire FCRD, and FCRD is restricted in its ability to respond to such proposals. In addition, FCRD must (i) call and hold a meeting of the holders of FCRD stockholders solely for the purpose of seeking the adoption of the Merger Agreement by the holders of at least a majority of the outstanding shares of FCRD Common Stock entitled to vote thereon (such approval, the “FCRD Stockholder Approval” and such meeting, the “FCRD Stockholders Meeting”), (ii) include, in the Proxy Statement, the recommendation of the board of directors of FCRD that the stockholders of FCRD adopt the Merger Agreement and approve the transactions contemplated thereby (the “FCRD Recommendation”) and (iii) not withhold or withdraw, or modify or qualify in a manner adverse to CCAP or Acquisition Sub, the FCRD Recommendation.

Conditions to the Mergers

The consummation of the Mergers is subject to the satisfaction or (to the extent permitted by law) waiver of certain customary closing conditions, including obtaining the FCRD Stockholder Approval. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Termination

The Merger Agreement contains customary termination rights. In particular, at any time prior to receipt of the FCRD Stockholder Approval, FCRD may terminate the Merger Agreement in order to substantially concurrently enter into a binding definitive agreement providing for the consummation of a superior proposal, subject to FCRD’s compliance with notice and other specified conditions contained in the non-solicitation covenants, including giving CCAP the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a period following notice, and provided that FCRD has not otherwise materially breached any provision of the non-solicitation covenants.

If the Merger Agreement is terminated by FCRD as provided in the foregoing paragraph or is terminated under certain other circumstances, upon notice by CCAP, FCRD must pay CCAP a termination fee equal to $5,555,550 (“FCRD Termination Fee”), minus any amounts that FCRD previously paid to CCAP in the form of expense reimbursement. Similarly, if the Merger Agreement is terminated under certain other circumstances by CCAP, upon notice by FCRD, CCAP must pay FCRD a termination fee equal to $7,142,850.

If the FCRD Stockholder Approval is not obtained, the Merger Agreement may be terminated by CCAP or FCRD and under circumstances in which the FCRD Termination Fee is not then payable to CCAP, FCRD must reimburse CCAP and its affiliates for all of their documented out-of-pocket fees and expenses (including all documented fees and expenses of counsel, financial advisors, accountants, experts and consultants to CCAP, Acquisition Sub, Acquisition Sub 2 and their affiliates) incurred and payable by CCAP, Acquisition Sub or Acquisition Sub 2 or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby, up to a maximum reimbursement payment of $1,500,000.

General

The foregoing summary description of the Merger Agreement is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, and the terms of which are incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed

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upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

Item 7.01. Regulation FD Disclosure.

On October 4, 2022, CCAP and FCRD issued a joint press release announcing the signing of the Merger Agreement. A copy of the press release is included as Exhibit 99.1 to this Form 8-K.

The information furnished pursuant to this Item 7.01, including the related exhibit, shall not be deemed “filed” for purposes of the Exchange Act, or otherwise subject to the liabilities of such section, nor shall such information or exhibits be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), except as shall be expressly set forth by specific reference in such a filing by CCAP with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of October 3, 2022, by and among Crescent Capital BDC, Inc., Echelon Acquisition Sub, Inc., Echelon Acquisition Sub LLC, First Eagle Alternative Capital BDC, Inc. and Crescent Cap Advisors, LLC

99.1	Press Release, dated October 4, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

***********

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between CCAP and FCRD pursuant to the Merger Agreement dated October 3, 2022, by and among CCAP, FCRD, CCAP Advisor and two wholly-owned subsidiaries of CCAP. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or

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otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FCRD may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by CCAP and FCRD or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of CCAP and FCRD; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact CCAP’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings CCAP and FCRD have made with the Securities and Exchange Commission (the “SEC”), and will be contained in the materials CCAP and FCRD will file with the SEC in connection with the proposed transactions under the Merger Agreement, including CCAP’s registration statement on Form N-14 (the “Registration Statement”), which will include FCRD’s proxy statement on Schedule 14A that also constitutes a prospectus of CCAP (the “Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither CCAP nor FCRD undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving CCAP and FCRD, along with related proposals for which FCRD stockholder approval will be sought (the “Proposals”). In connection with the proposed transaction, including the Proposals, CCAP and FCRD, as applicable, will file relevant materials with the SEC, including the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement and Proxy Statement/Prospectus will each contain important information about CCAP, FCRD, the proposed transaction, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF FCRD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CCAP, FCRD, THE PROPOSED TRANSACTION, THE PROPOSALS AND RELATED MATTERS. Investors and security holders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC by CCAP or FCRD, as applicable, free of charge, from the SEC’s website at www.sec.gov or, for documents filed by CCAP, from CCAP’s website at https://www.crescentbdc.com and for documents filed by FCRD, from FCRD’s website at www.firsteagle.com/FEACBDC. Investors and security holders may also obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC from CCAP by contacting CCAP’s Investor Relations Department at bdcir@crescentcap.com or from FCRD by contacting FCRD’s Investor Relations Department at FEAC.IR@firsteagle.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, CCAP, FCRD, and their respective directors and executive officers, other members of their management and employees, including certain employees and officers of First Eagle Alternative Credit, LLC and CCAP Advisor, may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding CCAP’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting of stockholders filed with the SEC on March 29, 2022. Information regarding FCRD’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting of stockholders filed with the SEC on April 26, 2022. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in CCAP’s 2022 proxy statement and FCRD’s 2022 proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy Statement/Prospectus when such documents become available. These documents may be obtained free of charge from the sources indicated above.

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No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposals or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC.

Date: October 4, 2022	By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

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Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Crescent Capital BDC, Inc.,

Echelon Acquisition Sub, Inc.,

Echelon Acquisition Sub LLC,

First Eagle Alternative Capital BDC, Inc.

and

Crescent Cap Advisors, LLC

Dated as of October 3, 2022

(continued)

(continued)

(continued)

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 3, 2022 (this “Agreement”), is made by and among Crescent Capital BDC, Inc., a Maryland corporation (“Parent”), Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Acquisition Sub”), Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Parent (“Acquisition Sub 2”), First Eagle Alternative Capital BDC, Inc., a Delaware corporation (the “Company”), and Crescent Cap Advisors, LLC, a Delaware limited liability company (the “Parent External Adviser”). The Parent External Adviser is party to this Agreement solely for purposes of Article II (with respect to the Parent External Adviser Aggregate Cash Consideration), Article V, Section 8.4, Section 8.5 and Article IX. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

W I T N E S S E T H:

WHEREAS, each of Parent and the Company has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act;

WHEREAS, each of (i) the board of directors of the Company (the “Company Board”), upon the approval of and recommendation by the Special Committee of the Company Board (the “Company Special Committee”), and (ii) the respective boards of directors of Parent (the “Parent Board”) and Acquisition Sub, and Parent as the sole member of Acquisition Sub 2, has unanimously approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, the Company Board and the board of directors of Acquisition Sub have approved and declared advisable, and each of the Parent Board and Parent as the sole stockholder of Acquisition Sub and Acquisition Sub 2 has approved or adopted, this Agreement and the transactions contemplated hereby, including the merger of Acquisition Sub with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, immediately after the First Merger, the Surviving Corporation shall merge with and into Acquisition Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Acquisition Sub 2 as the surviving company in the Second Merger, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Company Board has recommended that the Company’s stockholders approve the adoption of this Agreement and the approval of the transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Parent, Acquisition Sub and Acquisition Sub 2 to enter into this

Agreement, certain stockholders of the Company have entered into voting agreements pursuant to which such stockholders have, among other things and subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of the Company owned by such stockholders in favor of the transactions contemplated hereby;

WHEREAS, for United States federal income Tax purposes, the Mergers taken together, are intended to qualify for the Intended Tax Treatment; and

WHEREAS, each of Parent, Acquisition Sub, Acquisition Sub 2, Parent External Adviser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1     The Mergers.

(a)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue as the surviving corporation and a wholly-owned Subsidiary of Parent.

(b)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and DLLCA, immediately after the Effective Time and as part of a single integrated transaction with the First Merger, the Surviving Corporation shall be merged with and into Acquisition Sub 2, whereupon the separate existence of the Surviving Corporation shall cease, and Acquisition Sub 2 shall be the surviving limited liability company.

Section 1.2     The Closing. Subject to the provisions of Article VII, the closing of the First Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place virtually via the exchange of executed documents and other deliverables.

Section 1.3     Effective Time.

(a)    Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the First Merger (the “Certificate of First Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as

provided under the DGCL. The First Merger shall become effective on the date and time at which the Certificate of First Merger has been duly filed with, and accepted for record by, the Delaware Secretary or at such other date and time as is agreed in writing between Parent and the Company and specified in the Certificate of First Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b)    Immediately after the Effective Time and as part of a single integrated transaction with the First Merger, Acquisition Sub 2 and the Surviving Corporation shall cause a certificate of merger with respect to the Second Merger (the “Certificate of Second Merger”) to be executed and filed with the Delaware Secretary as provided under the DGCL and the DLLCA. The Second Merger shall become effective on the date and time at which the Certificate of Second Merger has been duly filed with, and accepted for record by, the Delaware Secretary or at such other date and time as is agreed in writing between Parent and the Company and specified in the Certificate of Second Merger (such date and time being hereinafter referred to as the “Second Effective Time”).

(c)    The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL or the DLLCA, as the case may be. Without limiting the generality of the foregoing, (i) from and after the Effective Time, the Surviving Corporation shall possess all property, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the obligations, liabilities, and duties of the Company and Acquisition Sub shall become the obligations, liabilities and duties of the Surviving Corporation, and (ii) from and after the Second Effective Time, Acquisition Sub 2 shall possess all property, rights, privileges, powers and franchises of the Surviving Corporation and Acquisition Sub 2, and all of the obligations, liabilities, and duties of the Surviving Corporation and Acquisition Sub 2 shall become the obligations, liabilities and duties of Acquisition Sub 2.

Section 1.4     Certificates of Incorporation and Bylaws.

(a)    At the Effective Time, the certificate of incorporation of the Company as the Surviving Corporation shall be amended to be identical to that set forth in Exhibit A hereto until thereafter amended in accordance with Applicable Law and the applicable provisions of the certificate of incorporation of the Surviving Corporation (subject to Section 6.7).

(b)    At the Effective Time, and without any further action on the part of the Company and Acquisition Sub, the bylaws of Acquisition Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except the references to Acquisition Sub’s name shall be replaced by references to “First Eagle Alternative Capital BDC, Inc.”), until thereafter amended in accordance with Applicable Law and the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation (subject to Section 6.7).

(c)    The certificate of formation of Acquisition Sub 2, as in effect immediately prior to the Second Effective Time, shall continue to be Acquisition Sub 2’s certificate of formation after the Second Effective Time, until later amended as provided by Law and such certificate of formation. The limited liability company agreement of Acquisition Sub 2, as in effect immediately prior to the Second Effective Time, shall continue to be Acquisition Sub 2’s limited liability company agreement after the Second Effective Time, until later amended as provided by Law, the certificate of formation of Acquisition Sub 2 and such limited liability company agreement.

Section 1.5    Board of Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified, as the case may be.

Section 1.6    Officers. From and after the Effective Time, the officers of Acquisition Sub at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1    Effect on Securities.

(a)    First Merger. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(i)    Cancellation of Company Securities. Each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding and held by a Subsidiary of the Company or held, directly or indirectly, by Parent or Acquisition Sub immediately prior to the Effective Time (collectively, “Canceled Shares”), shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(ii)    Conversion of Company Securities. Each share of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) shall be converted into the right to receive (A) a portion of the Parent Aggregate Merger Consideration pursuant to the election and proration procedures set forth in Section 2.6 (the “Parent Merger Consideration”) and (B) an amount equal to the Parent External Adviser Cash Consideration (as set forth in Section 2.6).

(1)    The term “Parent Aggregate Merger Consideration” shall mean the sum of:

(A)    the “Aggregate Share Consideration”, which shall mean a number of validly issued, fully paid and non-assessable shares of common stock of Parent, par value $0.001 per share (the “Parent Common Stock”), equal to the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) multiplied by the Exchange Ratio, provided that in no event will the Aggregate Share Consideration exceed 19.99% of the number of shares of Parent Common Stock outstanding as of the date of this Agreement, as determined by Parent and calculated in compliance with Rule 5635(a) of the listing rules of the Nasdaq; and

(B)    if the Aggregate Share Consideration Value is less than the Closing Company Net Asset Value, an amount in cash, without interest, to be paid by Parent in accordance with Section 2.6 equal to (A) the Closing Company Net Asset Value minus (B) the Aggregate Share Consideration Value (the “Parent Aggregate Cash Consideration”).

(2)    The term “Parent External Adviser Aggregate Cash Consideration” shall mean an amount equal to $35.0 million, to be paid by the Parent External Adviser in accordance with Section 2.6, acting solely on its own behalf (the “Parent External Adviser Aggregate Cash Consideration” and, together with the Parent Aggregate Merger Consideration, the “Aggregate Merger Consideration”).

(iii)    As of the Effective Time, each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in Section 2.1(a)(ii) and Section 2.6 shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(iv)    Conversion of Acquisition Sub Capital Stock. Each share of common stock, par value of $0.001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(v)    Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the Determination Date and the Effective Time, any change in the number of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (but specifically excluding issuances of Parent Common Stock made pursuant to Parent’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Parent to the extent such dividends have been accrued for in the Parent Per Share NAV), the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(a)(v) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(vi)    Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a)(ii) and Section 2.6, and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive (following the application of the conversion mechanics set forth in Section 2.1(a)(ii) and Section 2.6) shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(a)(vi), be entitled under Section 2.1(a)(ii) and Section 2.6 and (B) an amount equal to the Parent Per Share Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(a)(vi) is not a separately bargained-for consideration.

(b)    Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation or Acquisition Sub 2 or the holders of any securities of the Surviving Corporation or Acquisition Sub 2, each share of common stock, par value $0.001 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist without any consideration being payable therefor.

Section 2.2    Exchange of Shares.

(a)    Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii) and Section 2.6. At or prior to the Effective Time, (i) Parent shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii) and Section 2.6 in exchange for outstanding shares of Company Common Stock, (ii) Parent shall deposit, or cause to be deposited, with the Exchange Agent, cash in an aggregate amount equal to the Parent Aggregate Cash Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) and (iii) the Parent External Adviser shall deposit, or cause to be deposited, with the Exchange Agent, cash in an aggregate amount equal to the Parent External Adviser Aggregate Cash Consideration (such shares of Parent Common Stock, Parent Aggregate Cash

Consideration and Parent External Adviser Aggregate Cash Consideration provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For purposes of the deposit referred to in the previous sentence, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(a)(vi). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii) and Section 2.6, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments. Parent, and with respect to the Parent External Adviser Aggregate Cash Consideration, the Parent External Adviser, shall cause the Exchange Fund to be (x) held for the benefit of the holders of Company Common Stock and (y) applied promptly to making the payments pursuant to Section 2.1(a)(ii) and Section 2.6. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1(a) and Section 2.6, except as expressly provided for in Section 2.2(e).

(b)    As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Effective Time, Parent shall cause the Exchange Agent to issue and send to each holder of Book-Entry Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(ii) and Section 2.6 the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a)(ii) and Section 2.6 in respect of such Book-Entry Shares, including (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by the Book-Entry Shares held by such Person, (B) if any, the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a)(ii) and Section 2.6, (C) any dividends or other distributions payable pursuant to Section 2.2(c) and (D) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(vi), in each case without such holder being required to deliver an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall forthwith be cancelled.

(c)    Distributions with Respect to Unexchanged Shares. Subject to Applicable Law, following the events described in Section 2.2(b), there shall be paid to each holder of the Parent Common Stock issued in exchange for Book-Entry Shares, without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), payable with respect to such shares of Parent Common Stock; provided, however, that all dividends payable in respect of Book-Entry Shares in accordance with this Section 2.2(c) shall be payable in the form of shares of Parent Common Stock in accordance with Parent’s dividend reimbursement plan (the “Parent DRIP”), which form of payment the holder shall be deemed to have elected. From and after the Effective Time, all dividends payable with respect to the Share Consideration or Parent Common Stock issued in lieu of a cash dividend in accordance with this Section 2.2(c) shall be issued in the form of Parent Common Stock under the Parent DRIP until such time, if any, as the relevant holder elects to “opt-out” of the Parent DRIP.

(d)    In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(c)) may be made to a Person other than the Person in whose name the Book-Entry Shares are registered, but only if such Book-Entry Shares shall be properly transferred, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Book-Entry Shares or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(e)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by the former stockholders of the Company one (1) year after the Effective Time shall be delivered to Parent or its designee, upon demand, and any such holders prior to the First Merger who have not theretofore complied with this Article II shall thereafter look only to (i) Parent and the Surviving Corporation as general creditor thereof for payment of their claims for Merger Consideration (other than the Parent External Adviser Cash Consideration) and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c) and (ii) the Parent External Adviser as general creditor thereof for payment of their claims for the Parent External Adviser Aggregate Cash Consideration. Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Book-Entry Shares for the Merger Consideration.

(f)    No Liability. None of Parent, the Parent External Adviser, Acquisition Sub, Acquisition Sub 2, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Book-Entry Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, or with respect to any such Merger Consideration consisting of the Parent External Adviser Cash Consideration, the Parent External Adviser, free and clear of all claims or interest of any Person previously entitled thereto.

(g)    Withholding. Parent, the Parent External Adviser, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration any amounts otherwise payable pursuant to this Agreement to any former holder of Company Common Stock such amounts as Parent, the Parent External Adviser, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing

Authority by Parent, the Parent External Adviser, the Surviving Corporation or the Exchange Agent on behalf of the Person, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Parent External Adviser, the Surviving Corporation or the Exchange Agent.

Section 2.3    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Company Common Stock in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead represent the right to receive payment of the consideration due to such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other Applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by Applicable Law. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Common Stock or any threats thereof, any actual or attempted withdrawals of such demands and any other demands, notices or instruments received by the Company relating to rights to be paid the fair value of Dissenting Shares, and the Parent shall have the right to participate in and to control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

Section 2.4    Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Book-Entry Shares are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii) and Section 2.6, for each share of Company Common Stock formerly represented by such Book-Entry Shares.

Section 2.5    Net Asset Value Calculations.

(a)    Two days prior to the Closing Date (such date, the “Determination Date”), the Company shall deliver to Parent a calculation of the estimated net asset value of the Company as of 5:00 p.m. New York City time as of the Determination Date (the “Closing Company Net Asset Value”), including reasonable supporting detail, as approved by the Company Board, calculated in good faith and based on the same assumptions and methodologies, and applying the same types of adjustments, used in preparing the illustrative calculation of the net asset value of the Company as set forth on, and modified by, Section 2.5(a) of the Company Disclosure Letter (with an accrual for any dividend declared by the Company and not yet paid) (and, in the case of the line items under “Transaction Costs & Expenses” therein, giving effect to the transactions contemplated hereby); provided, that the Company shall update and redeliver the calculation of the Closing Company Net Asset Value, as reapproved by the Company Board, in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Company Net Asset Value between the Determination Date and the Closing (including without limitation any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Company Net Asset Value is determined within two days (excluding Sundays and holidays) prior to the Effective Time. The Chief Financial Officer of the Company shall certify in writing to Parent the calculation of the Closing Company Net Asset Value.

(b)    On the Determination Date, Parent shall deliver to the Company a calculation of the estimated net asset value of Parent as of 5:00 p.m. New York City time as of the Determination Date (the “Closing Parent Net Asset Value”), including reasonable supporting detail, as approved by the Parent Board, calculated in good faith and based on the same assumptions and methodologies, and applying the same types of adjustments, used in preparing the illustrative calculation of the net asset value of Parent as set forth on, and modified by, Section 2.5(b) of the Parent Disclosure Letter (with an accrual for any dividend declared by Parent and not yet paid) (and, in the case of the line items under “Transaction Costs & Expenses” therein, giving effect to the transactions contemplated hereby); provided, that Parent shall update and redeliver the calculation of the Closing Parent Net Asset Value, as reapproved by the Parent Board, in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Parent Net Asset Value between the Determination Date and the Closing (including without limitation any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Parent Net Asset Value is determined within two days (excluding Sundays and holidays) prior to the Effective Time. The Chief Financial Officer of Parent shall certify in writing to the Company the calculation of the Closing Parent Net Asset Value.

(c)    Each of the Company and Parent shall afford the other, and the other’s respective Representatives, reasonable access to the individuals who have prepared the calculations of the Closing Company Net Asset Value and the Closing Parent Net Asset Value, as applicable, and to the applicable information, books, records, work papers and back-up materials (including any reports prepared by valuation agents) used in preparing the same, in order to assist the other and the other’s respective Representatives in reviewing the calculations undertaken pursuant to this Section 2.5, and shall consider any comments raised by the other in good faith.

Section 2.6    Elections.

(a)    Each Person who as of the Effective Time is a record holder of shares of Company Common Stock shall be entitled, with respect to all or any portion of such shares, to make an election (an “Election”) to receive the Parent Merger Consideration in cash, subject to the terms of this Section 2.6 (each share of Company Common Stock with respect to which an Election has been effectively made and not properly revoked or lost, an “Electing Share”). If an Election has not been properly made with respect to a share of Company Common Stock or such Election is properly revoked, such share of Company Common Stock shall be treated by the

Exchange Agent as having elected to receive Parent Common Stock (any such share, a “Non-Electing Share”). For the purpose of making Elections, a record holder of Company Common Stock that is a registered clearing agency and whose legal title on behalf of multiple ultimate beneficial owners shall be entitled to submit elections as if each ultimate beneficial owner were a record holder of Company Common Stock.

(b)    The Company shall prepare (in a form reasonably acceptable to Parent) and mail a form of election (the “Form of Election”) with the Proxy Statement to holders of Company Common Stock of record as of the record date for the Company Stockholders’ Meeting, which shall be used by each holder of Company Common Stock who wishes to make an Election with respect to the Parent Merger Consideration. In addition, the Company shall use its best efforts to make the Form of Election and the Proxy Statement available to all Persons who become holders of Company Common Stock during the period between such record date and the Company Stockholders’ Meeting. Any such holder’s Election to receive the Parent Merger Consideration in cash will be properly made only if the Exchange Agent has received at its designated office, by 5:00 p.m., New York City time, no later than the Business Day that is five Business Days preceding the Closing Date (the “Election Date”), a properly completed and signed Form of Election.

(c)    A Form of Election may be revoked by the holder of Company Common Stock submitting such Form of Election to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time, on the Election Date or (ii) after the date of the Company Stockholders’ Meeting, if the Exchange Agent is legally required to permit such revocations and the Effective Time has not occurred prior to such revocation. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Parent and the Company that the First Merger has been abandoned. Any holder of Company Common Stock who has revoked its Form of Election and has not submitted a separate Form of Election pursuant to the terms of Section 2.6(b) by the proper time on the Election Date shall be deemed not to have made an Election, and the shares held by such holder shall be treated by the Exchange Agent as Non-Electing Shares.

(d)    The Exchange Agent shall have discretion to determine whether or not an Election to receive the Parent Merger Consideration in cash has been properly made or revoked pursuant to this Section 2.6 with respect to shares of Company Common Stock and when Elections and revocations were received by it. If the Exchange Agent determines that any Election was not properly made with respect to a share of Company Common Stock, such share shall be treated as a Non-Electing Share. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.6(f) and any such computation shall be conclusive and binding on the holders of Company Common Stock. The Exchange Agent may, with the mutual agreement of Parent and the Company, make such rules as are consistent with this Section 2.6 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

(e)    Merger Consideration. Subject to Section 2.6(f), each share of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) shall be converted into the right to receive:

(i)    an amount equal to (x) the Parent External Adviser Aggregate Cash Consideration divided by (y) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares) (with respect to each share of Company Common Stock, the “Parent External Adviser Cash Consideration”); and

(1)    in the case of and in exchange for each Non-Electing Share held by such holder, the number of shares of Parent Common Stock equal to the Exchange Ratio (with respect to each such Non-Electing Share, the “Share Consideration”); and

(2)    in the case of and in exchange for each Electing Share held by such holder, an amount in cash equal to the Company Per Share NAV (with respect to each such Electing Share, the “Parent Cash Consideration”).

(f)    Proration.

(i)    Insufficient Stock Consideration. Notwithstanding anything to the contrary in this Agreement, if, after the Election contemplated pursuant to this Section 2.6, the number of shares of Parent Common Stock deemed elected to be received in respect of Non-Electing Shares in accordance with this Section 2.6 is greater than the Aggregate Share Consideration, then shares of Parent Common Stock constituting the Aggregate Share Consideration will be delivered on a pro rata basis (determined on a whole-share basis) in respect of Non-Electing Shares, and the remainder of the Parent Merger Consideration will be paid to such stockholders in cash (for the avoidance of doubt, such remainder with respect to each share of Company Common Stock shall be an amount equal to the Company Per Share NAV minus the product of (x) the Parent Per Share NAV multiplied by (y) the number of shares of Parent Common Stock received by such holder in respect of such holder’s Non-Electing Shares). For the avoidance of doubt, any such adjustment shall be applied among all stockholders who hold Non-Electing Shares, pro rata based on the number of Non-Electing Shares held by each such stockholder. Promptly following the determination of the calculation of the Parent Aggregate Cash Consideration, the Company shall deliver to Parent its calculation of any adjustment pursuant to this Section 2.6(f)(i).

(ii)    Insufficient Cash Consideration. Notwithstanding anything to the contrary in this Agreement, if, after the Election contemplated pursuant to this Section 2.6, the amount of cash elected to be received in accordance with this Section 2.6 in respect of Electing Shares is greater than the Parent Aggregate Cash Consideration, then cash constituting the Parent Aggregate Cash Consideration will be delivered on a pro rata basis in respect of Electing Shares, and the remainder of the Parent Merger Consideration will be paid to such stockholders in shares of Parent Common Stock (for the avoidance of doubt, such remainder with respect to each share of Company Common Stock shall be a number of shares of Parent Common Stock equal to the quotient of (x) the Company Per Share NAV minus the amount of cash received by such holder in respect of such holder’s Electing Shares divided by (y) the Parent Per Share NAV). For the avoidance of doubt, any such adjustment shall be applied among all stockholders who validly elected to receive all or a portion of the Parent Merger Consideration in cash, pro rata based on the number of Electing Shares held by each such stockholder. Promptly following the determination of the calculation of the Parent Aggregate Cash Consideration, the Company shall deliver to Parent its calculation of any adjustment pursuant to this Section 2.6(f)(ii).

(g)    Sufficient Share Consideration. Notwithstanding anything to the contrary herein, if the Aggregate Share Consideration Value is equal to or greater than the Closing Company Net Asset Value, then each share of Company Common Stock shall be deemed to be a Non-Electing Share.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed by the Company prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

Section 3.1    Organization and Qualification. Each of the Company and its Subsidiaries and the Company JV (a) is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and (b) has the requisite entity power and authority to conduct its business as it is now being conducted, to own and use its assets in the manner in which its assets are currently used, and to perform its obligations under all Company Material Contracts to which it is a party, except where the failure to be in good standing, have such power and authority and to own and use such assets or to perform its obligations under such Company Material Contracts would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries and the Company JV is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the assets owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company’s Restated Certificate of Incorporation (as amended, the “Company’s Charter”) and its Bylaws (as amended, the “Company’s Bylaws”), as currently in effect, are included in the Company SEC Documents and are in full force and effect and the Company is not in violation of such documents. The Company has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 3.2    Capitalization; Subsidiaries.

(a)    As of the close of business on September 30, 2022, the authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, 29,922,028 of which were issued and outstanding, none of which were held by the Company as treasury stock, and (ii) 100,000,000 shares of preferred stock, zero of which were issued and outstanding. No shares of Company Common Stock are held by Subsidiaries of the Company or the Company JV.

(b)    All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom and in accordance with the Investment Company Act.

(c)    As of the date hereof, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of its Subsidiaries or the Company JV is a party obligating the Company or any of its Subsidiaries or the Company JV to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or the Company JV or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of the Company or any of its Subsidiaries or the Company JV to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or the Company JV or any securities representing the right to purchase or otherwise receive capital stock of the Company or any of its Subsidiaries or the Company JV, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company or any of its Subsidiaries or the Company JV or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company.

(d)    Each Subsidiary of the Company on the date hereof and the Company JV is listed on Section 3.2(d) of the Company Disclosure Letter. Except as set forth on Section 3.2(d) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary and the Company JV, free and clear of all Liens except for Permitted Liens, and all of such company, partnership or corporate (if applicable) ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent the currently effective corporate or other organizational documents for each of its Subsidiaries and the Company JV.

Section 3.3    Authority Relative to Agreement.

(a)    The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby (other than the Second Merger). The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby

(other than the Second Merger), have been duly and validly authorized by all necessary corporate action by the Company, and except for the Company Stockholder Approval and the filing of the Certificate of First Merger with the Delaware Secretary and the Certificate of Second Merger with the Delaware Secretary, no other corporate action or Proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (other than the Second Merger). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Bankruptcy and Equity Exception”).

(b)    The Company Board has, by resolutions adopted by the directors and upon the unanimous approval of and recommendation by the Company Special Committee, (i) adopted this Agreement and unanimously approved the transactions contemplated hereby (other than the Second Merger), (ii) determined that this Agreement and the transactions contemplated hereby (other than the Second Merger) are advisable, fair to and in the best interests of the Company and Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) made the Company Recommendation.

(c)    Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (other than the Second Merger) will (i) violate any provision of the Company’s Charter or the Company’s Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company or the Company JV, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 3.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate in any respect material to the Company or any of its Subsidiaries or the Company JV any Law applicable to the Company or any of its Subsidiaries or the Company JV or by which any property or asset of the Company or any of its Subsidiaries or the Company JV is bound or affected, or (iii) assuming (x) the repayment in full of all obligations under the Existing Credit Facility and termination of the commitments thereunder and (y) the assumption by Parent or one of its Subsidiaries of all of the Company’s obligations under the Existing Notes and Existing Notes Indenture, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of the Company or any of its Subsidiaries or the Company JV, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Company Material Adverse Effect.

Section 3.4    No Conflict; Required Filings and Consents. No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries or the Company JV in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act, the Exchange Act and the Investment Company Act, (ii) the filing of the Certificate of First Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries or the Company JV is qualified to do business, (iii) filings in respect of Taxes, (iv) compliance with applicable rules and regulations of NASDAQ, (v) such other items required solely by reason of the participation of Parent, the Parent External Adviser, Acquisition Sub or Acquisition Sub 2 in the transactions contemplated hereby, (vi) compliance with and filings or notifications under applicable Antitrust Laws and (vi) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Company Material Adverse Effect.

Section 3.5    Permits; Compliance with Laws.

(a)    The Company and each of its Subsidiaries and the Company JV are in compliance, and have been operated in compliance, in all material respects, with all Applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act, the Exchange Act and applicable rules and regulations of NASDAQ, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or the Company JV has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b)    The Company, each of its Subsidiaries and the Company JV is in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act, the Securities Act, the Investment Company Act and other Applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)     None of the Company, any of its Subsidiaries or the Company JV is in default or violation of any (i) Law applicable to the Company, any of its Subsidiaries or the Company JV or (ii) Permits necessary for the Company and its Subsidiaries to carry on their respective businesses as now being conducted, except for any such defaults or violations that would not have a Company Material Adverse Effect.

(d)    The Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Company Board and satisfactorily remedied or are in the process of being remedied.

(e)    The Company and each of its Subsidiaries and the Company JV hold and is in compliance with all Permits required in order to permit the Company and each of its Subsidiaries and the Company JV to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Laws as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or the Company JV has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)    No “affiliated person” (as defined under the Investment Company Act) of the Company or the Company External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of the Company, threatened in writing that would be reasonably likely to result in any such disqualification.

(g)    The minute books and other similar records of the Company contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Company, the Company Board and any standing committees of the Company Board.

(h)    The Company Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither the Company nor the Company External Adviser is in default under the Company Investment Advisory Agreement, except where such default would not reasonably be expected to have a Company Material Adverse Effect. The Company Investment Advisory Agreement is a valid and binding obligation of the Company, except as would not have a Company Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

(i)    The Company has made available to Parent a complete and correct copy of each material no-action letter and exemptive order issued by the SEC to the Company on which it relies in the conduct of its business as conducted on the date of this Agreement. The Company is in compliance in all material respects with any such material no-action letters and exemptive orders.

Section 3.6    Company SEC Documents; Financial Statements; Enforcement Actions.

(a)    Since January 1, 2020, the Company has filed with the SEC all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed with the SEC by the Company since such date, including any amendments or supplements thereto, the “Company SEC Documents”). As of their respective dates, or, if amended or supplemented, as of the date of the last such amendment or supplement, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of such amendment or supplement) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act), as of the date such registration statement or amendment or supplement became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b)    The consolidated financial statements (including all related notes) of the Company included in the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof, and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto); (ii) were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto), (iii) were prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries and (iv) comply as to form, as of their respective dated of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(c)    None of the Company, any of its Subsidiaries or the Company JV is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of the Company, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Company Material Adverse Effect, nor has the Company, any of its Subsidiaries or the Company JV been advised in writing or, to the Knowledge of the Company, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Company Material Adverse Effect.

(d)    Section 3.6(d) of the Company Disclosure Letter sets forth the aggregate amount of Indebtedness incurred by the Company and its Subsidiaries pursuant to the Existing Credit Facility as of the date of this Agreement.

Section 3.7    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company, any of its Subsidiaries, the Company JV or the Company External Adviser expressly for inclusion or incorporation by reference in (a) the registration statement on Form N-14 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the First Merger (as amended or supplemented from time to time, the “Form N-14”) will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders’ Meeting (the “Proxy Statement”) will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Acquisition Sub and Acquisition Sub 2, or to statements made therein based on information supplied by or on behalf of Parent, Acquisition Sub or Acquisition Sub 2 for inclusion or incorporation by reference therein).

Section 3.8    Disclosure Controls and Procedures. The Company and its Subsidiaries and the Company JV maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

Section 3.9    Absence of Certain Changes or Events. Since January 1, 2020, through the date of this Agreement, except as expressly contemplated by this Agreement, (a) the respective businesses of the Company and its Subsidiaries and the Company JV have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.10    No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in the Company’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since January 1, 2020, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not be material to the Company or its Subsidiaries, taken as a whole, as of the date hereof, none of the Company, any of its Subsidiaries or the Company JV has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company.

Section 3.11    Litigation. As of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or the Company JV, in each case that would, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, and (ii) there is no judgment or order of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company, any of its Subsidiaries or the Company JV that, in the case of this clause (ii), would reasonably be expected to have a Company Material Adverse Effect.

Section 3.12    Employee Matters. None of the Company, any of its Subsidiaries nor the Company JV has (a) any employees or (b) any “employee benefit plans” as defined in Section 3(3) of ERISA, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, fringe benefit, retirement, health, medical or other similar employee benefit plan, program or agreement covering any of their respective current or former employees, officers or other service providers.

Section 3.13    Trademarks, Patents and Copyrights.

(a)    Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by the Company, its Subsidiaries or the Company JV as of the date hereof. Such registrations for Intellectual Property Rights owned by the Company, its Subsidiaries or the Company JV are in effect and subsisting and, to the Knowledge of the Company, valid.

(b)    Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) the Company, any of its Subsidiaries or the Company JV are granted the right to use any Intellectual Property Rights owned by a Third Party material to the respective businesses of the Company and its Subsidiaries and the Company JV (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) the Company, any of its Subsidiaries or the Company JV have granted the right to use any of the material Company IPR to a Third Party (other than non-exclusive licenses granted by the Company, its Subsidiaries or the Company JV in the ordinary course of business).

(c)    Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, the Company and its Subsidiaries and the Company JV own or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, internet domain names, service marks, trade secrets, software, know-how and other similar proprietary rights and industrial and intellectual property rights (the “Intellectual Property Rights”) that are material to the respective businesses of the Company and its Subsidiaries and the Company JV as currently conducted.

(d)    To the Knowledge of the Company, as of the date hereof, the conduct of the respective businesses of the Company and its Subsidiaries and the Company JV as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Company Material Adverse Effect. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of the Company, threatened in writing, except for any such infringement or other violation that would not have a Company Material Adverse Effect. To the Knowledge of the Company, and except as would not have a Company Material Adverse Effect, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of the Company, its Subsidiaries or the Company JV as currently conducted, and in the last three (3) years, none of the Company, any of its Subsidiaries or the Company JV have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Company IPR. Notwithstanding anything to the contrary in this Agreement, this Section 3.13(d) constitutes the only representation and warranty of the Company with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 3.14    Taxes. Except as would not have a Company Material Adverse Effect:

(a)    The Company and each of its Subsidiaries and the Company JV have (i) timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate and (ii) paid all Taxes due and payable (whether or not shown as due on such Tax Returns), except for Taxes contested in good faith or for which adequate reserves have been established on the financial statements in accordance with GAAP.

(b)    There are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company, any of its Subsidiaries or the Company JV.

(c)    All Taxes that the Company, any of its Subsidiaries or the Company JV are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties, and have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(d)    None of the Company, any of its Subsidiaries or the Company JV (i) has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company, any of its Subsidiaries or the Company JV), or (ii) has any liability for the Taxes of another Person (other than the Company and its Subsidiaries and the Company JV) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or otherwise as a matter of Law.

(e)    None of the Company, any of its Subsidiaries or the Company JV is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries and the Company JV or customary commercial Contracts, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company, its Subsidiaries or the Company JV.

(f)    There are no Liens for Taxes on any of the assets of the Company, any of its Subsidiaries or the Company JV other than Permitted Liens.

(g)    None of the Company, any of its Subsidiaries or the Company JV has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(h)    The Company has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). The Company has qualified as a RIC with respect to its first taxable year ending in 2010, and with respect to each taxable year thereafter (including its taxable year ending on the Effective Time). No challenge to Company’s status as a RIC is pending or has been threatened in writing. For each taxable year of the Company ending on or before the Effective Time, the Company has satisfied or will satisfy the distribution requirements imposed on a RIC under Section 852 of the Code and all dividends (as defined in Section 316 of the Code) paid by the Company in any taxable year for which the applicable statute of limitations remains open shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code. Since the taxable year ending in 2010, the Company has no earnings or profits accumulated with respect to any taxable year in which the provisions of Subchapter M of Subtitle A, Chapter 1, of the Code did not apply.

(i)    Within the past two years, none of the Company, any of its Subsidiaries or the Company JV has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code.

Section 3.15    Material Contracts.

(a)    Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company, any of its Subsidiaries or the Company JV is a party, except for this Agreement or as expressly set forth below, that:

(i)    constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company, any of its Subsidiaries or the Company JV;

(ii)    except with respect to investments set forth in the Company SEC Documents, any partnership, limited liability company, joint venture or other similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(iii)    except with respect to investments set forth in the Company SEC Documents, is a loan, guarantee of Indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among the Company and any of its Subsidiaries or the Company JV) relating to Indebtedness for borrowed money of the Company or its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $1.5 million individually;

(iv)    creates future payment obligations, including settlement agreements, outside the ordinary course of business in excess of $250,000, or creates or would create a Lien on any asset of the Company, its Subsidiaries or the Company JV (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business);

(v)    is with (A) the Company External Adviser or any of its Subsidiaries or Affiliates or (B) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clause (A);

(vi)    is a Contract that, upon consummation of the Mergers, will obligate the Surviving Corporation, the Parent External Adviser or any of their respective Subsidiaries to conduct business with any Third Party on an exclusive basis;

(vii)    is an Order or Consent of any Governmental Authority to which the Company, any of its Subsidiaries, the Company JV or, if it pertains to the Company and its Subsidiaries, the Company External Adviser is subject;

(viii)    is a Contract that purports to limit, in any material respect the manner in which, or the localities in which, any material business of the Company, any of its Subsidiaries or the Company JV (taken as a whole) is conducted or the types of material businesses that the Company, its Subsidiaries or the Company JV conduct;

(ix)    is a Contract (including a Contract relating to acquisitions or dispositions of investments of controlling interests in Company Portfolio Companies but excluding any Contract relating to acquisitions or dispositions of debt investments in any Company Portfolio Company, or any entity that becomes a Company Portfolio Company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) which has not yet been consummated, pursuant to which (A) the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $1.5 million or (B) any other Person has the right to acquire any assets of the Company, any of its Subsidiaries or the Company JV after the date of this Agreement with a purchase price (or total consideration realizable by or payable to the Company or any of its Subsidiaries) of more than $1.5 million; or

(x)    is a Contract for the purpose of another Person providing investment advisory or investment management services to the Company, any of its Subsidiaries or the Company JV (including the Company Investment Advisory Agreement).

(b)    None of the Company, any of its Subsidiaries or the Company JV is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract to which it is a party except for such breaches, defaults or actions as would not have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract except for such breaches or defaults as would not have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company, its Subsidiary or the Company JV that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto, except such as would not have a Company Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 3.16    Real Property.

(a)    None of the Company, any of its Subsidiaries or the Company JV owns any real property in fee (or the equivalent interest in the applicable jurisdiction).

(b)    As of the date of this Agreement, to the Knowledge of the Company, and except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries and the Company JV have a valid leasehold, subleasehold or license interests in all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company, any of its Subsidiaries or the Company JV (collectively, including the improvements thereon, the “Company Leased Real Property”).

(c)    As of the date of this Agreement, except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole, none of the Company, any of its Subsidiaries or the Company JV has received any written communication from, or given any written communication to, any other party to a lease for Company Leased Real Property or any lender alleging that the Company, any of its Subsidiaries or the Company JV or such other party, as the case may be, is in default under such lease.

Section 3.17    Environmental. Except as would not have a Company Material Adverse Effect:

(a)    the Company and its Subsidiaries and the Company JV are in compliance with all applicable Environmental Laws, including possessing all Permits required for their respective operations under applicable Environmental Laws;

(b)    there is no pending or, to the Knowledge of the Company, threatened in writing Proceeding pursuant to any Environmental Law against the Company, any of its Subsidiaries or the Company JV; and

(c)    none of the Company, any of its Subsidiaries or the Company JV has received written notice from any Person, including any Governmental Authority, alleging that the Company, any of its Subsidiaries or the Company JV has been or is in violation or is potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. None of the Company, any of its Subsidiaries or the Company JV is a party or subject to any Order pursuant to Environmental Law.

Section 3.18    Takeover Statutes. No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover,” “interested stockholder” or any other takeover or anti-takeover statute or similar federal or state law (any such laws, “Takeover Statutes”) are applicable to this Agreement or the First Merger. The Company Board has taken all action necessary so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to this Agreement or the transactions contemplated hereby, including the Mergers.

Section 3.19    Vote Required. The adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote or consent of the holders of any class or series of securities or capital stock of the Company that is required in connection with the consummation of the First Merger. Each holder of shares of Company Common Stock entitled to vote at the Company Stockholders’ Meeting is entitled to one vote per share.

Section 3.20    Brokers and Consultants. No investment banker, broker or finder other than Keefe, Bruyette & Woods, Inc. (“KBW”) (a copy of whose engagement letter has been provided to Parent on or prior to the date hereof), the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or the Company JV.

Section 3.21    Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board and the Company Special Committee have received the opinion of KBW, dated on or prior to the date hereof, to the effect that, as of the date of such opinion, and based upon and subject to the limitations and assumptions set forth in such opinion, the Aggregate Merger Consideration in connection with the First Merger is fair, from a financial point of view, to the holders of Company Common Stock, collectively as a group.

Section 3.22    Insurance. The Company or its Affiliates have paid, or caused to be paid, all premiums due under all material insurance policies covering the Company, its Subsidiaries or the Company JV and have not received written notice that the Company, its Subsidiaries or the Company JV are in default with respect to any obligations under such policies. All such insurance policies are in full force and effect, other than as would not have a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or the Company JV has received any written notice of cancellation or termination with respect to any existing material insurance policy, or refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any existing material insurance policy, in each that is held by, or for the benefit of, the Company, any of its Subsidiaries or the Company JV, other than as would not have a Company Material Adverse Effect.

Section 3.23    Investment Assets. Each of the Company and each of its Subsidiaries and the Company JV owns all securities, Indebtedness and other financial instruments held by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of the Company, any of its Subsidiaries or the Company JV and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the date of this Agreement, there have been no material changes to the amount of securities, Indebtedness and other financial instruments listed on the Company’s most recent schedule of investments included in the Company SEC Documents, including any increase in the amount of securities, Indebtedness and other financial instruments owned by the Company, its Subsidiaries or the Company JV that are not treated as “qualifying assets” under Section 55(a) of the Investment Company Act.

Section 3.24    ERISA Matters. None of the Company, any of its Subsidiaries or the Company JV hold, or at any time has been deemed to hold, “plan assets” (within the meaning of the U.S. Department of Labor regulation located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (“Plan Assets”)) of any “benefit plan investor” (within the meaning of Section 3(42) of ERISA, or the assets of any other governmental plan, non-U.S. plan, church plan or any other employee benefit plan, account or arrangement that is subject to any U.S. federal, state, local, non-U.S. or other law that is similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”)), and is not, and has not any time been, a “fiduciary” (within the meaning of Section 3(21) of ERISA or under other Similar Law) with respect to any “benefit plan investor” or other plan, account or arrangement.

Section 3.25    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, the Company JV, or any Company Portfolio Company, or with respect to any other information provided to Parent, Acquisition Sub or Acquisition Sub 2 or any of their respective Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither the Company nor any other Person will have or be subject to any claim, liability or indemnification obligation to Parent, Acquisition Sub, Acquisition Sub 2 or any other Person resulting from the distribution or failure to distribute to Parent, Acquisition Sub, Acquisition Sub 2, or Parent’s, Acquisition Sub’s or Acquisition Sub 2’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Parent, Acquisition Sub or Acquisition Sub 2 in the electronic data room maintained by the Company for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or in any certificate delivered pursuant hereto. Nothing in this Section 3.25 shall apply to or limit any claim for Fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, ACQUISITION SUB AND ACQUISITION SUB 2

Except as disclosed in the Parent SEC Documents filed by Parent prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or as disclosed in the Parent Disclosure Letter, Parent, Acquisition Sub and Acquisition Sub 2 hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1    Organization and Qualification. Each of Parent and its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) (a) is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and (b) has the requisite entity power and authority to conduct its business as it is now being conducted, to own and use its assets in the manner in which its assets are currently used, and to perform its obligations under all Parent Material Contracts to which it is a party, except, where the failure to be in good standing, to have such power and authority, to own and use such assets or to perform its obligations under such Company Material Contracts would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the assets owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has made available to the Company a copy of the Parent Organizational Documents, as currently in effect, and neither Parent, Acquisition Sub nor Acquisition Sub 2 is in violation of such documents. Parent has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 4.2    Capitalization; Subsidiaries.

(a)    As of the close of business on September 30, 2022, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock, 30,887,360 of which were issued and outstanding and zero of which were held by Parent as treasury stock, and (ii) 10,000 shares of preferred stock of Parent, par value $0.001 per share, zero shares of which were outstanding. Neither of Acquisition Sub nor Acquisition Sub 2 has any Subsidiaries or shares of preferred stock authorized, issued or outstanding.

(b)    All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the Parent Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom and in accordance with the Investment Company Act.

(c)    As of the date hereof, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which Parent or any of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) is a party obligating Parent or any of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Parent or any of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any capital stock of Parent or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) or (iv) voting trusts or similar agreements to which Parent is a party with respect to the voting of the capital stock of Parent.

(d)    Each Subsidiary of Parent (including Acquisition Sub and Acquisition Sub 2) on the date hereof is listed on Section 4.2(d) of the Parent Disclosure Letter. Except as set forth on Section 4.2(d) of the Parent Disclosure Letter, Parent owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary (including Acquisition Sub and Acquisition Sub 2), free and clear of all Liens except for Permitted Liens, and all of such company, partnership or corporate (as applicable) ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.3    Authority Relative to Agreement.

(a)    Each of Parent, Acquisition Sub and Acquisition Sub 2 has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent, Acquisition Sub and Acquisition Sub 2, and the consummation by Parent, Acquisition Sub and Acquisition Sub 2 of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action by Parent, Acquisition Sub and Acquisition Sub 2, and except for the filing of the Certificate of First Merger with the Delaware Secretary and the Certificate of Second Merger with the Delaware Secretary, no other corporate action or Proceeding on the part of Parent, Acquisition Sub or Acquisition Sub 2 is necessary to authorize the execution, delivery and performance of this Agreement by Parent, Acquisition Sub and Acquisition Sub 2 and the consummation by Parent, Acquisition Sub and Acquisition Sub 2 of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, Acquisition Sub and Acquisition Sub 2 and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent, Acquisition Sub and Acquisition Sub 2, enforceable against each of Parent, Acquisition Sub and Acquisition Sub 2 in accordance with its terms, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(b)    The Parent Board and the board of directors or similar governing body of Acquisition Sub and Acquisition Sub 2 has, by resolutions adopted by directors or similar governing members (i) adopted this Agreement and approved the transactions contemplated hereby and (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent, Acquisition Sub, Acquisition Sub 2 and their respective stockholders or other equityholders, as applicable. Parent, acting in its capacity as the sole stockholder of Acquisition Sub and Acquisition Sub 2, has approved and adopted this Agreement.

(c)    Neither the execution and delivery of this Agreement by Parent, Acquisition Sub and Acquisition Sub 2 nor the consummation by Parent, Acquisition Sub and Acquisition Sub 2 of the transactions contemplated hereby will (i) violate any provision of the articles of incorporation or bylaws (or equivalent organizational documents) of Parent, any of its Subsidiaries, Acquisition Sub or Acquisition Sub 2, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate in any respect material to Parent any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, require the consent, or notice to or filing with any Third Party pursuant to, any Parent Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or any of its Subsidiaries other than, in the case of clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Parent Material Adverse Effect.

Section 4.4    No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act and the Exchange Act, (ii) the filing of each of the Certificate of First Merger and the Certificate of Second Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent or any of its Subsidiaries is qualified to do business, (iii) filings in respect of Taxes, (iv) compliance with applicable rules and regulations of the NASDAQ, (vi) such other items required solely by reason of the participation of the Company and its Subsidiaries in the transactions contemplated hereby, (vii) compliance and filings or notifications under Antitrust Laws and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

Section 4.5    Permits; Compliance with Laws.

(a)    Parent and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act, the Exchange Act and applicable rules and regulations of NASDAQ, other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b)    Parent and each of its Subsidiaries are in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act, the Securities Act, the Investment Company Act and other Applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)    Neither Parent nor any of its Subsidiaries is in default or violation of any (i) Law applicable to Parent or any of its Subsidiaries or (ii) Permits necessary for Parent and its Subsidiaries to carry on their respective businesses as now being conducted, except for any such defaults or violations that would not have a Parent Material Adverse Effect.

(d)    Parent has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for Parent, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Parent Board and satisfactorily remedied.

(e)    Parent and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit Parent and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Laws as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(f)    No “affiliated person” (as defined under the Investment Company Act) of Parent or the Parent External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of Parent, threatened in writing that would result in any such disqualification.

(g)    The minute books and other similar records of Parent contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of Parent, the Parent Board and any committees of the Parent Board.

Section 4.6    Parent SEC Documents; Financial Statements; Enforcement Actions.

(a)    Since January 1, 2020, Parent has filed with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed with the SEC by Parent since such date, including any amendments or supplements thereto, the “Parent SEC Documents”). As of their respective dates, or, if amended or supplemented, as of the date of the last such amendment or supplement, the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of such amendment or supplement) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment or supplement became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading).

(b)    The consolidated financial statements (including all related notes) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) and were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto).

(c)    Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of Parent, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Parent Material Adverse Effect, nor has Parent or any of its Subsidiaries been advised in writing or, to the Knowledge of Parent, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Parent Material Adverse Effect.

Section 4.7    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, any of its Subsidiaries or the Parent External Adviser expressly for inclusion or incorporation by reference in (a) the Form N-14 will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent, Acquisition Sub or Acquisition Sub 2 regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.8    Disclosure Controls and Procedures. Parent and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

Section 4.9    Absence of Certain Changes or Events. Since January 1, 2020 through the date of this Agreement, except as expressly contemplated by this Agreement, (a) the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.10    No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in Parent’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Parent SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since January 1, 2020, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not have a Parent Material Adverse Effect, as of the date hereof, none of Parent or its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent.

Section 4.11    Litigation. As of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect, and (ii) there is no judgment or order of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving Parent or any of its Subsidiaries that, in the case of this clause (ii), would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12    Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to approve the First Merger or (ii) agrees to vote against any Superior Proposal; or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the First Merger.

Section 4.13    Employee Matters. Neither Parent nor any of its Subsidiaries has (a) any employees or (b) any “employee benefit plans” as defined in Section 3(3) of ERISA, or any employment bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, fringe benefit, retirement, health, medical or other similar employee benefit plan, program or agreement covering any of their respective current or former employees, officers or other service providers.

Section 4.14    Trademarks, Patents and Copyrights.

(a)    Section 4.14(a) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by Parent or its Subsidiaries as of the date hereof. Such registrations for Intellectual Property Rights owned by Parent or its Subsidiaries are in effect and subsisting and, to the Knowledge of Parent, valid.

(b)    Section 4.14(b) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) Parent or any of its Subsidiaries are granted the right to use any Intellectual Property Rights owned by a Third Party material to the respective businesses of Parent and its Subsidiaries (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) Parent or any of its Subsidiaries have granted the right to use any of the material Parent IPR to a Third Party (other than non-exclusive licenses granted by Parent or its Subsidiaries in the ordinary course of business);

(c)    Except as would not have a Parent Material Adverse Effect, to the Knowledge of Parent, Parent and its Subsidiaries own or have the right to use in the manner currently used all Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted.

(d)    To the Knowledge of Parent as of the date hereof, the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Parent Material Adverse Effect. As of the date of this

Agreement, there is no such claim pending or, to the Knowledge of Parent, threatened in writing, except for any such infringement or other violation that would not have a Parent Material Adverse Effect. To the Knowledge of Parent, and except as would not have a Parent Material Adverse Effect, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted, and in the last three (3) years, neither Parent nor any of its Subsidiaries have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Parent IPR. This Section 4.14(d) constitutes the only representation and warranty of Parent with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 4.15    Taxes. Except as would not have a Parent Material Adverse Effect:

(a)    Parent and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate and (ii) paid all Taxes due and payable (whether or not shown as due on such Tax Returns), except for Taxes contested in good faith or for which adequate reserves have been established on the financial statements in accordance with GAAP.

(b)    There are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to Parent or any of its Subsidiaries.

(c)    All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties, and have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(d)    Neither Parent nor any of its Subsidiaries has (i) ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent or any of its Subsidiaries), or (ii) has any liability for the Taxes of another Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or otherwise as a matter of Law.

(e)    Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or customary commercial Contracts, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to Parent or its Subsidiaries.

(f)    There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(g)    Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(h)    Acquisition Sub is a newly formed entity created for the purpose of undertaking the First Merger. Acquisition Sub 2 is a newly formed entity created for the purpose of undertaking the Second Merger and is treated as a disregarded entity (i.e., as disregarded from Parent) for United States federal income Tax purposes. Prior to the Effective Time, Acquisition Sub and Acquisition Sub 2 will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(i)    Parent has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. Parent has qualified as a RIC with respect to its first taxable year ending on December 31, 2015, and with respect to each taxable year thereafter. No challenge to Parent’s status as a RIC is pending or has been threatened in writing. For each taxable year of Parent ending on or before the Effective Time, Parent has satisfied or will satisfy the distribution requirements imposed on a RIC under Section 852 of the Code and all dividends (as defined in Section 316 of the Code) paid by Parent in any taxable year for which the applicable statute of limitations remains open shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code. Since the taxable year ending on December 31, 2015, Parent has no earnings or profits accumulated with respect to any taxable year in which the provisions of Subchapter M of Subtitle A, Chapter 1, of the Code did not apply.

(j)    Within the past two years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code.

Section 4.16    Material Contracts.

(a)    Section 4.16(a) of the Parent Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each Parent Material Contract, a complete and correct copy of each of which has been made available to the Company. For purposes of this Agreement, “Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party, except for this Agreement or as expressly set forth below, that:

(i)    constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent or any of its Subsidiaries;

(ii)    except with respect to investments set forth in the Parent SEC Documents, any partnership, limited liability company, joint venture or other similar Contract that is material to the operation of Parent and its Subsidiaries, taken as a whole;

(iii)    except with respect to investments set forth in the Parent SEC Documents, is a loan, guarantee of Indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among Parent and any of its Subsidiaries) relating to Indebtedness for borrowed money of Parent or its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $6.0 million individually;

(iv)     creates future payment obligations, including settlement agreements, outside the ordinary course of business in excess of $1.0 million, or creates or would create a Lien on any asset of Parent or its Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business);

(v)     is with (A) the Parent External Adviser or any of its Subsidiaries or Affiliates or (B) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clause (A);

(vi)     is a Contract that obligates Parent, and of its Subsidiaries or the Parent External Adviser to conduct any business that is material to Parent and its Subsidiaries, taken as a whole, on an exclusive basis with any Third Party;

(vii)     is an Order or Consent of any Governmental Authority to which Parent, any of its Subsidiaries or, if it pertains to Parent and its Subsidiaries, the Parent External Adviser is subject;

(viii)     is a Contract that purports to limit, in any material respect the manner in which, or the localities in which, any material business of Parent or any of its Subsidiaries (taken as a whole) is conducted or the types of material businesses that Parent or its Subsidiaries conduct;

(ix)     is a Contract (including a Contract relating to acquisitions or dispositions of controlling interests in Parent Portfolio Companies but excluding any Contract relating to acquisitions or dispositions of debt investments in any Parent Portfolio Company, or any entity that becomes a Parent Portfolio Company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) which has not yet been consummated, pursuant to which (A) Parent reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $6.0 million or (B) any other Person has the right to acquire any assets of Parent or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price (or total consideration realizable by or payable to Parent or any of its Subsidiaries) of more than $6.0 million; or

(x)     is a Contract for the purpose of another Person providing investment advisory or investment management services to Parent or any of its Subsidiaries (including the Parent Investment Advisory Agreement).

(b)     Neither Parent nor any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract to which it is a party except for such breaches, defaults or actions as would not have a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract except for such breaches or defaults as would not have a Parent Material Adverse Effect. Each Parent Material Contract is a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto, except such as would not have a Parent Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 4.17     Real Property.

(a)    Neither Parent nor any of its Subsidiaries owns any real property in fee (or the equivalent interest in the applicable jurisdiction).

(b)    As of the date of this Agreement, to the Knowledge of Parent, except as would not have a Parent Material Adverse Effect, Parent and each of its Subsidiaries have a valid leasehold, subleasehold or license interests in all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”).

(c)    As of the date of this Agreement, except as would not have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Parent Leased Real Property or any lender, alleging that Parent or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

Section 4.18    Environmental. Except as would not have a Parent Material Adverse Effect:

(a)    Parent and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Permits required for their operations under applicable Environmental Laws;

(b)    there is no pending or, to the Knowledge of Parent, threatened in writing Proceeding pursuant to any Environmental Law against Parent or any of its Subsidiaries;

(c)    none of Parent or any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that Parent or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. None of Parent or any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law; and

Section 4.19    Takeover Statutes. No restrictions on “business combinations” set forth in any Takeover Statutes are applicable to this Agreement or the Mergers.

Section 4.20    No Vote Required. No vote of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt and approve this Agreement, or to approve the transactions contemplated hereby. The vote or consent of Parent or a wholly-owned Subsidiary of Parent as the sole stockholder of Acquisition Sub and Acquisition Sub 2 is the only vote of the holders of any class or series of capital stock of Acquisition Sub and Acquisition Sub 2, respectively, necessary to approve the transactions contemplated hereby and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 4.21    Sufficient Funds. Either Parent, Acquisition Sub or Acquisition Sub 2 will have on the Closing Date, sufficient funds to consummate the transactions contemplated hereby, including, with respect to the Parent Aggregate Cash Consideration, the payments contemplated under Article II.

Section 4.22    Brokers. No investment banker, broker or finder other than Wells Fargo Securities, LLC, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Acquisition Sub, Acquisition Sub 2 or any of their respective Affiliates.

Section 4.23    Insurance. Parent and its Subsidiaries have paid, or caused to be paid, all premiums due under all material insurance policies of Parent and its Subsidiaries, and all such insurance policies are in full force and effect other than as would not have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received written notice that they are in default with respect to any obligations under such policies other than as would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy, or refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any existing material insurance policy, in each case that is held by, or for the benefit of, Parent or any of its Subsidiaries, other than as would not have a Parent Material Adverse Effect.

Section 4.24    Solvency. Neither Parent, Acquisition Sub nor Acquisition Sub 2 is entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent, Acquisition Sub and Acquisition Sub 2 is solvent as of the date of this Agreement, and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated hereby, including the payment of any amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time. As used in this Section 4.24, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent, Acquisition Sub and Acquisition Sub 2 and, after the First

Merger, Parent, the Surviving Corporation and its Subsidiaries and Acquisition Sub 2 will exceed their debts, (b) each of Parent, Acquisition Sub and Acquisition Sub 2 and, after the First Merger, Parent, the Surviving Corporation and its Subsidiaries and Acquisition Sub 2 have not incurred debts beyond its ability to pay such debts as such debts mature and (c) each of Parent, Acquisition Sub and Acquisition Sub 2 and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries and Acquisition Sub 2 has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.24, “debt” means any liability on a claim, and “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (y) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.25    Investment Assets. Each of Parent and each of its Subsidiaries owns all securities, Indebtedness and other financial instruments held by it, free and clear of any material Liens, except for Permitted Liens to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of Parent or any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the date of this Agreement, there have been no material changes to the amount of securities, Indebtedness and other financial instruments listed on Parent’s most recent schedule of investments included in the Parent SEC Documents, including any increase in the amount of securities, Indebtedness and other financial instruments owned by Parent or its Subsidiaries that are not treated as “qualifying assets” under Section 55(a) of the Investment Company Act.

Section 4.26    Parent Investment Advisory Agreement. The Parent Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable) and any exemptive, no-action or interpretive guidance issued by the SEC or its staff. Neither Parent nor the Parent External Adviser is in default under the Parent Investment Advisory Agreement, except where such default would not have a Parent Material Adverse Effect. The Parent Investment Advisory Agreement is a valid and binding obligation of Parent, except as would not have a Parent Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 4.27    Debt Financing. As of the date of this Agreement, the Company has received true and complete copies of one or more executed debt commitment letters, dated as of the date hereof (including all exhibits, schedules and annexes thereto, the “Debt Commitment Letter”) and any fee letter referred to in the Debt Commitment Letter (provided that the provisions in any fee letter related to fees and other economic and any “market flex” terms may be redacted; provided that such redacted terms would not adversely affect the conditionality, availability or termination of the debt financing contemplated by, and in the amount set forth in, the Debt Commitment Letter (such debt financing, the “Debt Financing”) or reduce the amount of the Debt Financing available to less than the amount required with respect to the Debt Financing to consummate the transactions contemplated by this Agreement), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide to the Company the amount of debt financing set forth therein. The Company has fully paid any and all commitment fees or other fees required by such Debt Commitment Letter to be paid on or before the date hereof. As of the date hereof, assuming due authorization, execution and delivery by the other parties thereto, the Debt Commitment Letter is a legal, valid and binding obligation of the Parent, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles and, to the Knowledge of the Parent, each other party thereto to provide the financing described therein on the terms and subject to the conditions set forth therein and is in full force and effect, has not been amended, modified, withdrawn, terminated or rescinded in any respect, and, to the Knowledge of the Parent, as of the date hereof no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to result in a failure of any condition to the funding of the Debt Financing. No amendment or modification to, or, to the Parent’s Knowledge, withdrawal, termination or rescission of, the Debt Commitment Letter is contemplated as of the date hereof (except for the addition as parties to the Debt Commitment Letter of lenders, lead arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date hereof). Assuming the Debt Financing is funded in accordance with the terms of the Debt Commitment Letter and the satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2, the aggregate proceeds contemplated by the Debt Commitment Letter, together with available funds of the Parent, will, in the aggregate, be sufficient for the Parent to complete the transactions contemplated hereby, and to satisfy all of the obligations of the Parent under this Agreement, including (x) paying the Parent Aggregate Cash Consideration at Closing, (y) the Payoff Amount, and (z) in each case, paying all related fees and expenses (collectively, the “Required Amount”). Except for any fee letter referred to in the Debt Commitment Letter, as of the date hereof, there are no side letters or other Contracts or understandings related to the funding or investing, as applicable, of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Neither the fee letter referred to in the Debt Commitment Letter nor any other Contract (other than the Debt Commitment Letter) between the lenders party to the Debt Commitment Letter, on the one hand, and the Parent or any of its Affiliates, on the other hand, contains any conditions precedent or other contingencies (x) related to the funding of the full amount of the Debt Financing or that could reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter or the aggregate proceeds contemplated by the Debt Commitment Letter or (y) that could otherwise adversely affect the conditionality or enforceability of Debt Commitment Letter with respect to all or any portion of the Debt Financing.

Section 4.28    Acknowledgment of Disclaimer of Other Representations and Warranties. Each of Parent, Acquisition Sub and Acquisition Sub 2 acknowledges that, as of the date hereof, they and their Representatives: (a) have received access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries, and the Company Portfolio Companies, which Company and its Representatives, as of the date hereof, have made available to them and (ii) the electronic data room in connection with the transactions contemplated hereby; (b) have received and may continue to receive from the Company and its Subsidiaries and their respective Representatives certain estimates, forecasts, projections and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and the Company Portfolio Companies and their respective businesses and operations (collectively, “Forecasts”); and (c) have had opportunities to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and the Company Portfolio Companies. Parent, Acquisition Sub and Acquisition Sub 2 acknowledge and agree that (x) there are uncertainties inherent in attempting to make Forecasts, with which Parent, Acquisition Sub and Acquisition

Sub 2 are familiar, and Parent, Acquisition Sub and Acquisition Sub 2 are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Forecasts (including the reasonableness of the assumptions underlying such Forecasts), and Parent, Acquisition Sub and Acquisition Sub 2 shall have no claim against the Company, its Subsidiaries or the Company External Adviser, or the Company Portfolio Companies or any of their respective Representatives with respect to any such Forecasts and (y) each of Parent, Acquisition Sub and Acquisition Sub 2 has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company, its Subsidiaries and the Company Portfolio Companies and, in making its determination to proceed with the transactions contemplated hereby, including the Mergers, each of Parent, Acquisition Sub and Acquisition Sub 2 has relied on the results of its own independent review and analysis. Parent, Acquisition Sub and Acquisition Sub 2 each further acknowledges and agrees that (1) any Forecast, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub, Acquisition Sub 2 or any of their Representatives, including any materials or information made available in the electronic data room in connection with the transactions contemplated hereby, via confidential information packet, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to constitute or be the subject of any representation or warranty unless and only to the extent any such material or information is the subject of an express representation or warranty set forth in Article III or in any certificate delivered pursuant hereto; and (2) except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant hereto, (A) neither the Company, its investment adviser nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Mergers and Parent, Acquisition Sub and Acquisition Sub 2 shall have no claim against the Company, any of its Subsidiaries or any Company Portfolio Companies or their respective Representatives in respect of any such representation or warranty and (B) no Person has been authorized by the Company, its investment adviser or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Mergers. Nothing in this Section 4.28 shall apply to or limit any claim for Fraud.

Section 4.29    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in any certificate delivered hereunder, neither Parent, Acquisition Sub nor Acquisition Sub 2 nor any other Person on behalf of Parent, Acquisition Sub or Acquisition Sub 2 makes any express or implied representation or warranty with respect to Parent, Acquisition Sub or Acquisition Sub 2, any of their respective Subsidiaries, or any Parent Portfolio Company, or with respect to any other information provided to the Company or its Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither Parent, Acquisition Sub nor Acquisition Sub 2 nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, Forecasts or other material made available to the Company in the electronic data room maintained by Parent for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or in any certificate delivered pursuant hereto. Nothing in this Section 4.29 shall apply to or limit any claim for Fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT EXTERNAL ADVISER

The Parent External Adviser hereby represents and warrants to the Company as follows:

Section 5.1    Organization and Qualification. The Parent External Adviser (a) is a limited liability company, duly formed, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its formation and (b) has the requisite limited liability company power and authority to conduct its business as it is now being conducted, except, in the case of this clause (b), where the failure to be in good standing or to have such power and authority would not have an Adviser Material Adverse Effect. The Parent External Adviser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have an Adviser Material Adverse Effect.

Section 5.2    Authority Relative to Agreement.

(a)    The Parent External Adviser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent External Adviser, and the consummation by the Parent External Adviser of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action by the Parent External Adviser, and no other corporate action or Proceeding on the part of the Parent External Adviser is necessary to authorize the execution, delivery and performance of this Agreement by the Parent External Adviser and the consummation by the Parent External Adviser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Parent External Adviser and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of the Parent External Adviser, enforceable against the Parent External Adviser in accordance with its terms, except that such enforcement may be subject the Bankruptcy and Equity Exception.

(b)    Neither the execution and delivery of this Agreement by the Parent External Adviser nor the consummation by the Parent External Adviser of the transactions contemplated hereby will (i) violate any provision of any Parent External Adviser Document, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5.3 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Parent External Adviser or by which any property or asset of the Parent External Adviser is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Contract to which the Parent External Adviser is a party or by which its properties or assets are bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of the Parent External Adviser other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have an Adviser Material Adverse Effect.

Section 5.3    No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Parent External Adviser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than any such Consent, registration, declaration, filing or notices (a) set forth on Section 5.3 of the Parent Disclosure Letter or (b) the failure of which to be obtained or made would not have an Adviser Material Adverse Effect.

Section 5.4    Sufficient Funds. Parent External Adviser will have on the Closing Date, sufficient funds to consummate the transactions contemplated hereby, including, with respect to the Parent External Adviser Aggregate Cash Consideration, the payments contemplated under Article II.

Section 5.5    Permits; Compliance with Laws.

(a)    The Parent External Adviser is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Parent External Adviser to carry on its business as it is now being conducted (the “Parent External Adviser Permits”), and no suspension or cancellation of any of the Parent External Adviser Permits is pending or, to the Knowledge of the Parent External Adviser, threatened in writing, except where the failure to be in possession of, or the suspension or cancellation of, any of the Parent External Adviser Permits would not have a Parent Material Adverse Effect.

(b)    The Parent External Adviser is not in default or violation of any (i) Law applicable to the Parent External Adviser or (ii) Parent External Adviser Permits, except for any such defaults or violations that would not have an Adviser Material Adverse Effect. The Parent External Adviser has not received any written or, to the Knowledge of Parent External Adviser, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in an Adviser Material Adverse Effect.

(c)    Since January 1, 2020, the Parent External Adviser has filed (after giving effect to any extensions) all Regulatory Documents that were required to be filed with any Governmental Authority, other than such failures to file that would not, individually or in the aggregate, reasonably be expected to have an Adviser Material Adverse Effect.

(d)    The Parent External Adviser is, and at all times required by the Investment Advisers Act, since January 1, 2020 has been, duly registered as an investment adviser under the Investment Advisers Act. The Parent External Adviser is, and at all times required by Applicable Law (other than the Investment Advisers Act) since January 1, 2020 has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business required such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not have an Adviser Material Adverse Effect.

(e)    The Parent External Adviser is not ineligible pursuant to Sections 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser to a registered investment company (or BDC), nor is there any Proceeding pending or, to the Knowledge of Parent External Adviser, threatened in writing by any Governmental Authority that would result in the ineligibility of the Parent External Adviser to serve as an investment adviser to a registered investment company (or BDC) pursuant to Sections 9(a) or 9(b) of the Investment Company Act. Neither the Parent External Adviser nor any “person associated with” (as defined in the Investment Advisers Act) the Parent External Adviser is ineligible pursuant to Sections 203(e) or 203(f) of the Investment Advisers Act to serve as an investment adviser or as a “person associated with” an investment adviser, nor is there any Proceeding pending or, to the Knowledge of the Parent External Adviser, threatened in writing by any Governmental Authority that would result in the ineligibility of the Parent External Adviser or any such “person associated with” the Parent External Adviser to serve in any such capacities pursuant to Sections 203(e) or 203(f) of the Investment Advisers Act.

Section 5.6    Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent External Adviser, threatened in writing against the Parent External Adviser that would have an Adviser Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent External Adviser, investigation by any Governmental Authority involving, the Parent External Adviser that could reasonably be expected to have an Adviser Material Adverse Effect.

Section 5.7    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent External Adviser expressly for inclusion or incorporation by reference in (a) the Form N-14 will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Parent External Adviser regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 5.8    No Other Representations or Warranties. Except for the representations and warranties contained in this Article V or in any certificate delivered hereunder, neither Parent External Adviser nor any other Person on its behalf makes any express or implied representation or warranty with respect to Parent External Adviser, any of its Subsidiaries or any

investment fund advised by it or them, or with respect to any other information provided to the Company or its Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither Parent External Adviser nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to the Company in the electronic data room maintained by Parent for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V or in any certificate delivered pursuant hereto. Nothing in this Section 5.8 shall apply to or limit any claim for Fraud.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1    Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement, (d) as set forth in Section 6.1 of the Company Disclosure Letter or (e) as reasonably required to comply with, establish or implement COVID-19 Measures: (x) the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to conduct the business of the Company and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects and use reasonable best efforts to preserve intact its business organization, maintain in effect all material licenses and permits required to carry on its business, maintain in effect any exemptive orders or exemptive relief which it has received from the SEC and which are currently in effect and preserve its material business relationships (provided that (1) no action by the Company or its Subsidiaries with respect to any of the matters specifically addressed by any other provisions of this Section 6.1 will be deemed a breach of this clause (x), unless such action would constitute a breach of one or more of such other provisions and (2) the failure by the Company or any of its Subsidiaries to take any action prohibited by clauses (a) through (q) below will not be deemed to be a breach of this clause (x)); and (y) the Company shall not, and shall not permit any of its Subsidiaries to (provided that, notwithstanding anything in this Agreement to the contrary, none of the Company or its Subsidiaries shall be restricted or encumbered from taking any action, or be required or permitted to take any action, if such restriction, encumbrance, requirement or permission would contravene any provision of the Existing Credit Facility or any provision of the Existing Notes or the Existing Notes Indenture):

(a)    amend or otherwise change, in any material respect, the Company’s Charter or the Company’s Bylaws (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b)    except for transactions solely among the Company and its wholly-owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c)    except for transactions solely among the Company and its wholly-owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant, or authorize the same with respect to, any (i) shares of the Company’s or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company, any of its Subsidiaries;

(d)    (i) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (A) dividends and distributions paid by any wholly-owned Subsidiary of the Company to the Company or any of its wholly-owned Subsidiaries, (B) regular quarterly cash distributions payable by the Company on a quarterly basis consistent with past practices and the Company’s investment objectives and policies as publicly disclosed (provided that such dividend shall (i) be determined by the Company Board in good faith such that it does not exceed an amount equal to the sum of (a) the Company’s net investment income generated in the applicable quarter (“Quarterly Dividends”) plus (b) any other of the Company’s net investment income generated prior to the applicable quarter that had not previously been distributed by the Company and (ii) not exceed a maximum amount of $0.12 per share of Company Common Stock), or (C) the authorization and payment of any Tax Dividend or distribution necessary for the Company to maintain its qualification as a RIC or avoid any entity-level Tax, in each case as reasonably determined by the Company; or (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries (other than any wholly-owned Subsidiaries) or any options, warrants, or rights to acquire any such shares or other equity interests;

(e)    directly or indirectly acquire or dispose (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly-owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, or any Company Portfolio Company investment, or agree to do any of the foregoing, except for:

(i)    acquisitions in the form of investments in (X) new investments in Company Portfolio Company investments not existing as of the date hereof or (Y) follow-on investments in Company Portfolio Company investments listed in Section 6.1(e)(i) of the Company Disclosure Letter, provided that (i) in the case of clause (X), for so long as the ratio of (x) the Company’s (on a consolidated basis with its Subsidiaries) outstanding Indebtedness for borrowed money to (y) the Company’s (on a consolidated basis with its Subsidiaries) net asset value (calculated in a manner consistent with the calculation of Closing Company Net Asset Value as set forth on Section 2.5(a) of the Company Disclosure Letter and based on the Company’s most recent publicly reported net asset value) does not exceed 1.75x on a pro forma basis, in each case calculated to assume the incurrence of Indebtedness and the related investments associated with the Company’s unfunded commitments listed in Section 6.1(e)(iii) of the Company Disclosure Letter;

(ii)    dispositions made in accordance with the Company’s investment objectives, policies and restrictions in connection with an existing Company Portfolio Company (provided that such disposition is not made in exchange for consideration less than the fair market value (as set forth in the Company’s schedule of investments included in its most recent quarterly or annual reports filed with the SEC) of the asset being disposed), other than a Pending Sale Agreement on the terms set forth therein;

(iii)    compliance with unfunded commitment obligations existing as of September 30, 2022 with respect to any Company Portfolio Company investments listed in Section 6.1(e)(iii) of the Company Disclosure Letter;

(iv)    dispositions or exchanges of assets related to repayments, reorganizations, restructurings or receipt of reorganized securities related to Company Portfolio Company investments (whether or not such Company Portfolio Company investments are held as of the date hereof); and

(v)    in any case where the Company or the Company Portfolio Company investment is subject to a compulsory drag-along, call option, prepayment option or redemption, or similar compulsory contractual obligation, to sell, have redeemed or paid off, or otherwise dispose of, any Company Portfolio Company investment pursuant to the contractual terms pertaining to such Company Portfolio Company investment;

provided, that: (A) in each case only if such transactions individually or collectively do not result in any material Tax liability (other than any liability for alternative minimum taxes) being imposed on the Company or its Subsidiaries (for the avoidance of doubt, taking into account the dividends paid deduction under Section 562 of the Code); (B) the Company shall provide Parent notification of any such disposition promptly following the consummation thereof; and (C) the Company shall provide Parent notification of any such acquisition promptly following the consummation thereof;

(f)    (i) make or change any material Tax election other than in the ordinary course of business, (ii) change any material method of Tax accounting other than in the ordinary course of business, (iii) amend any material Tax Return, or (iv) agree to any extension or waiver of the statute of limitations with respect to a material amount of Tax other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies;

(g)    except as permitted by Sections 6.1(e)(i)-(vi), make any loans, advances or capital contributions to, or investments in, any other Person (other than (i) to or in the Company or any direct or indirect wholly owned Subsidiary of the Company and (ii) pursuant to previously disclosed commitments existing as of the date of this Agreement that are identified on Section 6.1(g)(ii) of the Company Disclosure Letter or are otherwise set forth on Section 6.1(g)(ii) of the Company Disclosure Letter);

(h)    amend, enter into, terminate or waive any material rights under, any Company Material Contract or any material agreement underlying any Company Portfolio Company investment, other than (i) in the ordinary course of business consistent with past practice, (ii) such actions which would not be materially adverse to the Company or its Subsidiaries or (iii) as otherwise set forth on Section 6.1(h) of the Company Disclosure Letter;

(i)    (i) pay, discharge or satisfy any Indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than (A) the payment, discharge or satisfaction, required pursuant to the terms of Existing Credit Facility as in effect as of the date of this Agreement and (B) Indebtedness incurred by the Company or its wholly owned Subsidiaries and owed to the Company or its wholly owned Subsidiaries), (ii) cancel any material Indebtedness owing to the Company or any of its Subsidiaries (individually or in the aggregate) or waive or amend any claims or rights of substantial value (other than Indebtedness incurred by the Company or its wholly owned Subsidiaries and owed to the Company or its wholly owned Subsidiaries), in each case other than Indebtedness, claims or rights related to investments in any Company Portfolio Companies, or (iii) waive material benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party (other than in the ordinary course of business consistent with past practice);

(j)    make any pledge of any of its material assets or permit any of its material assets to become subject to any Liens except Permitted Liens;

(k)    commence any material Proceedings except with respect to routine matters in the ordinary course of business and consistent with past practice, or settle any Proceedings other than settlements that result solely in monetary obligations involving payment by the Company or any of its Subsidiaries of (i) the amounts specifically reserved in accordance with GAAP with respect to such Proceeding or claim on the Company’s consolidated financial statements for the quarter ending June 30, 2022, (ii) amounts to be paid from escrow accounts for purposes of working capital adjustments and indemnification matters related to former portfolio companies, in each case pursuant to Contracts that have been made available to Parent prior to the date hereof, (iii) amounts to be paid from insurance proceeds for the purpose of paying such settlements, (iv) an amount not greater than $50,000 in the aggregate or (v) amounts held as collateral as agent for any Company Portfolio Companies or on behalf of Third Party lenders;

(l)    make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), or as otherwise required by Applicable Law;

(m)    enter into a new line of business outside of the Company’s investment objective as described in the Company SEC Documents (provided, that the foregoing shall not apply in any way to any Company Portfolio Company);

(n)    (i) increase the compensation or benefits payable or to become payable to any of its directors, officers or individual independent contractors; (ii) establish, adopt, enter into, amend or terminate any collective bargaining agreement or employee benefit plan, program or agreement for the benefit of any of its officers, directors or individual independent contractors; (iii) enter into any severance, change of control or retention agreement with any of its officers, directors or individual independent contractors; or (iv) hire any employee or individual independent contractor;

(o)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(p)    incur any Indebtedness for borrowed money or guarantee any such Indebtedness of any Person (except for (i) Indebtedness for borrowed money incurred with making any follow-on investment in Company Portfolio Company investments listed in Section 6.1(e)(i) of the Company Disclosure Letter, (ii) Indebtedness for borrowed money incurred in complying with unfunded commitment obligations existing as of September 30, 2022 with respect to any Company Portfolio Company investments listed in Section 6.1(e)(iii) of the Company Disclosure Letter, (iii) drawdowns with respect to the Existing Credit Facility, but solely to the extent that such drawdowns do not cause the Company (on a consolidated basis with its Subsidiaries) to exceed the leverage ratio set forth in Section 6.1(e)(i) on a pro forma basis, (iv) Indebtedness owed to the Company or its wholly owned Subsidiaries or (v) as otherwise set forth on Section 6.1(p) of the Company Disclosure Letter, so long as, in each case, such Indebtedness does not provide for any penalty upon prepayment);

(q)    permit the Company JV to take any action described in subsections (a), (c), (i), (k) or (o) of this Section 6.1 as applied to the Company JV; or

(r)    enter into any agreement to do any of the foregoing.

Section 6.2    Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that during the Interim Period, except (a) as may be required by Law, (b) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement, (d) as set forth in Section 6.2 of the Parent Disclosure Letter or (e) as reasonably required to comply with, establish or implement COVID-19 Measures: (x) Parent shall, and shall cause its Subsidiaries to, conduct the business of Parent and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects (provided that (1) no action by Parent or its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) with respect to any of the matters specifically addressed by any other provisions of this Section 6.2 will be deemed a breach of this clause (x), unless such action would constitute a breach of one or more of such other provisions, (2) the failure by Parent or any of its Subsidiaries to take any action prohibited by clauses (a) through (j) below will not be deemed to be a breach of this clause (x), and (3) acquisitions and dispositions of investments in Parent Portfolio Companies in accordance with Parent’s investment objectives, policies, and restrictions in effect as of the date hereof will not be deemed to be a breach of this clause (x)); and (y) Parent shall not, and shall not permit any of its Subsidiaries to:

(a)    amend or otherwise change, in any material respect, the organizational documents of Parent (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b)    except for transactions solely among Parent and its wholly-owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c)    except for transactions solely among Parent and its wholly-owned Subsidiaries or in connection with the Parent DRIP, issue, sell, pledge, dispose, encumber or grant any (i) shares of its or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries;

(d)    (i) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or any of its Subsidiaries’ capital stock or other equity interests, other than (A) dividends and distributions paid by any wholly-owned Subsidiary of Parent to Parent or any of its wholly-owned Subsidiaries, (B) regular quarterly cash distributions payable by Parent on a quarterly basis consistent with past practices and Parent’s investment objectives and policies as publicly disclosed or (C) the authorization and payment of any dividend or distribution necessary for Parent to maintain its qualification as a RIC or avoid any entity-level Tax, in each case as reasonably determined by Parent; or (ii) purchase, redeem or otherwise acquire share of capital stock or other equity interests of Parent or its Subsidiaries (other than wholly-owned Subsidiaries) or any option, warrants, or rights to acquire any such shares or other equity interests.

(e)    directly or indirectly acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among Parent and its wholly-owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, in each case that are material to Parent and its Subsidiaries, taken as a whole, and except for acquisitions of Parent Portfolio Company investments in accordance with Parent’s investment objectives, policies and restrictions;

(f)    amend, enter into or terminate any Parent Material Contract other than (i) in the ordinary course of business consistent with past practice and (ii) which would not have a Parent Material Adverse Effect;

(g)    make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as otherwise required by Applicable Law;

(h)    (i) make or change any material Tax election other than in the ordinary course of business, (ii) change any material method of Tax accounting other than in the ordinary course of business, (iii) amend any material Tax Return, or (iv) agree to any extension or waiver of the statute of limitations with respect to a material amount of Tax other than in the ordinary course of business consistent with past practice and the Parent’s investment objectives and policies;

(i)    enter into a new line of business outside of Parent’s investment objective as described in the Parent SEC Documents (provided, that the foregoing shall not apply in any way to any Parent Portfolio Company); or

(j)    enter into any agreement to do any of the foregoing.

Section 6.3    Preparation of the Form N-14 and the Proxy Statement; Company Stockholders’ Meeting.

(a)    As promptly as practicable after the execution of this Agreement (i) the Company shall prepare (with Parent’s reasonable cooperation) the Proxy Statement and, in consultation with Parent, shall set a preliminary record date for the Company Stockholders’ Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Form N-14, in which the Proxy Statement will be included, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the First Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form N-14 declared effective under the Securities Act, and the Proxy Statement cleared of all comments from the SEC, as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form N-14, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the First Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form N-14 and the Proxy Statement. As promptly as practicable after the Form N-14 shall have become effective the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form N-14 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Time, any information relating to Parent, the Parent External Adviser, the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent, the Parent External Adviser, or the Company which should be set forth in an amendment or supplement to either the Form N-14 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company. Each party shall notify the other promptly of the time when the Form N-14 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form N-14 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form N-14 or the First Merger.

(b)    Subject to the earlier termination of this Agreement in accordance with Article VIII, the Company shall, as soon as practicable following the effectiveness of the Form N-14, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) solely for the purpose of seeking the Company Stockholder Approval; provided, that the Company may postpone or adjourn to a later date the Company Stockholders’ Meeting (i) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement, whether or not a quorum is present, (iv) if required by Applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), the failure to do so would be inconsistent with its fiduciary duties under Applicable Law. Notwithstanding the foregoing, the Company shall, at the request of Parent, adjourn the Company Stockholders’ Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement. Subject to Section 6.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to lawfully solicit from its stockholders proxies in favor of the adoption of this Agreement. Except as expressly permitted in Section 6.6, neither the Company Board nor any committee thereof shall (w) withhold or withdraw, or modify or qualify in a manner adverse to Parent, Acquisition Sub or Acquisition Sub 2, or propose publicly to withhold or withdraw, or modify or qualify in a manner adverse to Parent, Acquisition Sub or Acquisition Sub 2, the Company Recommendation, (x) fail to include the Company Recommendation in the Proxy Statement, (y) approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable, or recommend any Competing Proposal or (z) resolve, agree or propose to take any such actions (each such action in (w), (x), (y) and (z) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Competing Proposal (whether or not a Superior Proposal).

Section 6.4    Appropriate Action; Consents; Filings.

(a)    Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 6.6), the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the First Merger set forth in Article VII to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated hereby, including the First Merger, and the making of all necessary registrations and filings (including filings with Governmental

Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated hereby, including the First Merger; (ii) the defending of any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the First Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the First Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Without limiting the generality of the foregoing, each of the parties hereto shall promptly make and not withdraw a filing under the HSR Act, and thereafter make any other applications and filings as reasonably determined by the Company and Parent are required under other applicable United States or foreign competition, antitrust, merger control or investment Laws (“Antitrust Laws”) with respect to the transactions contemplated hereby as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent.

(b)    Parent, Acquisition Sub and Acquisition Sub 2 agree to take (and to cause their Affiliates to take) promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws that may be required by any foreign or United States federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to consummate the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. Further, and for the avoidance of doubt, Parent will take any and all actions necessary in order to ensure that (x) no requirement for any non-action by or consent or approval of the Antitrust Division, the Federal Trade Commission, or other Governmental Authority with respect to any Antitrust Laws, (y) no decree, judgment, injunction, temporary restraining order or any other Order in any Proceeding with respect to any Antitrust Laws, and (z) no other matter relating to any Antitrust Laws would preclude consummation of the First Merger by the Termination Date; provided, however, that notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.4(b) or any other provision of this Agreement shall require any of Parent , Acquisition Sub or Acquisition Sub 2, or any of their respective Affiliates, to agree or otherwise be required to, take any action contemplated by this Section 6.4(b), with respect to any of Parent, Acquisition Sub or Acquisition Sub 2’s respective Affiliates (including Crescent Capital Group or any affiliated investment funds or investment vehicles affiliated with, or managed or advised by, Crescent Capital Group or any portfolio company (as such term is commonly understood in the private equity industry) of Crescent Capital Group or its Affiliates), or any interest therein, other than with respect to the Company and its Subsidiaries.

(c)    In connection with and without limiting the efforts referenced in this Section 6.4, each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a private party, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, or in connection with any Proceeding initiated by a private party, to any other Person, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority, or in connection with any Proceeding initiated by a private party, between either party and any other Person with respect to this Agreement. In addition, each of the parties hereto will give reasonable notice to and consult with the other in advance of any meeting or conference with any Governmental Authority, or in connection with any Proceeding by a private party, with any other Person, and to the extent permitted by the Governmental Authority or other Person, give the other the opportunity to attend and participate in such meeting or conference.

(d)    Company’s Cooperation with Debt Financing.

(i)    From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, subject to Section 6.1(d)(ii), the Company shall, and shall cause its Subsidiaries and their respective Representatives to, at Parent’s expense, use reasonable best efforts to provide customary cooperation reasonably requested by Parent in connection with obtaining the Debt Financing, including using reasonable best efforts to:

(1)    assist with the preparation of information relating to the Company, its Subsidiaries, the Company JV and their respective businesses reasonably required to be included in any schedules to the definitive financing documentation in respect of the Debt Financing;

(2)    furnish (i) documentation and other information required by regulatory authorities with respect to the Debt Financing under applicable “beneficial ownership”, “know your customer” and anti-money laundering laws, rules and regulations, in each case, at least three (3) Business Days prior to the Closing Date (or such shorter period as may be agreed by Parent) to the extent that such documentation and information has been reasonably requested in writing at least ten (10) Business Days prior to the Closing Date or (ii) such financial and other pertinent information available to the Company regarding the Company as may be reasonably requested by Parent to the extent required to consummate the Debt Financing;

(3)    make available (including by teleconference) appropriate officers and employees, on reasonable advance notice, to participate in a reasonable number of customary meetings at mutually agreeable dates and times;

(4)    deliver customary authorization and representation letters (including regarding the absence of material non-public information); and

(5)    furnish customary information, financial statements and financial data of the type and form customarily included in offering materials for financings similar to the Debt Financing.

(ii)    Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement, including this Section 6.4(d), requires the Company, its Subsidiaries, their respective Affiliates or any Representatives of any of the foregoing to:

(1)    to take any action to the extent that doing so would be commercially unreasonable;

(2)    provide any assistance to the extent it would interfere with or disrupt the ongoing business or operations of the Company, its Subsidiaries and their respective Affiliates or cause any condition to the Closing set forth in Article VII to not be satisfied or to otherwise cause a breach of, or require any waiver or amendment of, this Agreement or require any of them to take any actions that, in the good faith determination of the Company, could reasonably be expected to violate Applicable Law;

(3)    provide or prepare (A) any pro forma financial information, pro forma financial statements or pro forma adjustments related to the Debt Financing or the transactions contemplated hereby, (B) any description of all or any component of the Debt Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (C) any projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (D) any subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (E) Compensation Disclosure and Analysis and other information required by Item 402(b) of Regulation S-K or (F) any financial or other information that is not readily available, historically prepared, maintained in the ordinary course of business and customarily required for the arrangement of debt financings similar to the Debt Financing, and no financial or other information shall be required to be prepared in compliance with Regulation S-X;

(4)    encumber, or result in the creation or imposition of any Lien on, any of the assets of the Company, its Subsidiaries or any of their respective Affiliates prior to the Closing;

(5)    pay any commitment or other fee, expenses or other costs or make any other payment or incur any liability in connection with the Debt Financing prior to the Closing Date;

(6)    take any action that would (i) result in a breach of, or result in any default under, or result in any right of termination, cancellation or acceleration of any right or obligation of any Person under, or result in a loss of any benefit to the Company, any of its Subsidiaries, or any of their respective Affiliates under, in each case, any provision of any Contract, (ii) result in a violation of Law or result in a violation of organizational documents of the Company, its Subsidiaries or any of their respective Affiliates, (iii) impose any liability on the Company, its Subsidiaries or any of their respective Affiliates, (iv) could, or could reasonably be expected to, jeopardize any attorney-client privilege, (v) result in any of the Company, its Subsidiaries, their respective Affiliates or any of their respective Representatives incurring any personal liability with respect to any matters relating to the Debt Financing;

(7)    authorize, execute or deliver any (i) solvency certificate or (ii) documentation or certificates in connection with the Debt Financing that would be effective prior to the Closing Date or that are not conditioned upon Closing;

(8)    take any action in the capacity as a member of the Company Board (or similar body), or the board of directors of any of its Subsidiaries or any of their respective Affiliates to authorize or approve the Debt Financing;

(9)    provide any information or make any presentations or representations with respect to capital structure, the incurrence of the Debt Financing, any pro forma information relating thereto or the manner in which Parent intends to operate, or cause to be operated, the Company and its Subsidiaries after the Closing; or

(10)    provide any legal opinion.

(iii)    Parent will, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses incurred by the Company, its Subsidiaries and their respective Affiliates, and their respective Representatives, in connection with their respective obligations pursuant to this Section 6.4(d). Parent acknowledges and agrees that none of the Company, its Subsidiaries, any of their respective Affiliates or any Representatives of any of the foregoing shall, prior to the Closing, incur any liability to any Person under any Debt Financing and that Parent will indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates, and their respective Representatives, from and against any and all losses, damages, liabilities, claims, costs, expenses, judgments, penalties and fines suffered or incurred by any of them arising in whole or in part in connection with such cooperation, the Debt Financing and any information utilized in connection therewith, other than incurred as a result of such parties’ gross negligence, willful misconduct or intentional fraud. The obligations of Parent in this Section 6.4(d) shall survive the termination of this Agreement.

(iv)    Notwithstanding anything to the contrary in this Agreement, (A) it is understood and agreed that (1) the condition precedent set forth in Section 7.2(b) as applied to the Company’s obligations under this Section 6.4(d) shall be deemed to be satisfied and (2) the Company shall be entitled to exercise each of the termination rights applicable to it in Article VIII (subject to the terms and conditions thereof), in each case, notwithstanding any breach of this Section 6.4(d) by the Company, unless the Company’s material and Intentional Breach of this Section 6.4(d) is the direct cause for the failure of obtaining the Debt Financing, and (B) Parent acknowledges and agrees that obtaining the Debt Financing is not a condition to Closing.

(v)    All information regarding the Company, its Subsidiaries or any of their respective Affiliates made available to Parent pursuant to this Section 6.4(d) shall be kept confidential by Parent in accordance with the Confidentiality Agreement, and the Company agrees that Parent may disclose information to financing sources in accordance with the terms of the Confidentiality Agreement.

Section 6.5    Access to Information; Confidentiality.

(a)    Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries and the Company JV to) afford reasonable access to Parent’s and Parent External Adviser’s Representatives, in a manner not disruptive to the operations of the business of the Company and its Subsidiaries and the Company JV, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the personnel, agents, properties, books and records of the Company and its Subsidiaries and the Company JV and, during such period, shall (and shall cause each of its Subsidiaries and the Company JV to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries and the Company JV as may reasonably be requested; provided, however, that nothing herein shall require the Company, any of its Subsidiaries or the Company JV to disclose any information to Parent, Parent External Adviser, Acquisition Sub or Acquisition Sub 2 if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated hereby are not consummated, (ii) violate Applicable Law, including COVID-19 Measures (provided, that the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided in a manner without violating such COVID-19 Measures or other Applicable Law) or the provisions of any Contract to which the Company or any of its Subsidiaries is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(a) shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent and the Parent External Adviser agree that it and they will not, and will cause its and their Representatives not to, use any information obtained pursuant to this Section 6.5(a) for any competitive or other purpose unrelated to the consummation of the transactions contemplated hereby. The Confidentiality Agreement shall apply mutatis mutandis with respect to information furnished by the Company, the Company External Adviser, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder.

(b)    Upon reasonable notice, Parent shall (and shall cause each of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) to) afford reasonable access to the Company’s Representatives, in a manner not disruptive to the operations of the business of Parent and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the personnel, agents, properties, books and records of Parent and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) to) furnish promptly to such Representatives all information concerning the business, properties and personnel of Parent and its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) as may reasonably be requested; provided, however, that nothing herein shall require Parent or any of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) to disclose any information to the Company if such disclosure would, in the reasonable judgment of Parent, (i) cause significant competitive harm to Parent or its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) if the transactions contemplated hereby are not consummated, (ii) violate Applicable Law, including COVID-19 Measures (provided, that Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided in a manner without violating such COVID-19 Measures or other Applicable Law) or the provisions of any Contract to which Parent or any of its Subsidiaries (including Acquisition Sub and Acquisition Sub 2) is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(b) shall affect or be deemed to modify any representation or warranty made by Parent, Acquisition Sub or Acquisition Sub 2 hereunder. The Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.5(b) for any competitive or other purpose unrelated to the consummation of the transactions contemplated hereby. The Confidentiality Agreement shall apply mutatis mutandis with respect to information furnished by Parent, the Parent External Adviser, Parent’s Subsidiaries, Acquisition Sub, Acquisition Sub 2 and Parent’s officers, employees and other Representatives hereunder.

Section 6.6    No Solicitation.

(a)    Subject to Section 6.6(c), the Company shall, and shall cause its Subsidiaries, the Company JV and its and their Representatives to, (i) immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal (an “Inquiry”) and immediately terminate all physical and electronic data room access previously granted to any such Third Party and (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or “standstill” agreement to which it or any of its Affiliates or Representatives is a party with respect to any Competing Proposal or Inquiry.

(b)    Except as expressly provided in Section 6.6(c), until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and the Company JV and its and their Representatives not to, directly or indirectly, (i) initiate, solicit, endorse, facilitate or knowingly encourage the making of any Competing Proposal or Inquiry, (ii) continue or engage in negotiations or discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.6), or knowingly furnish any non-public information to, or enter into any agreement, arrangement or understanding with, any Third Party relating to a Competing Proposal or any Inquiry or (iii) resolve, agree or publicly propose to do any of the foregoing.

(c)    Notwithstanding anything to the contrary in Section 6.6(a) or Section 6.6(b), at any time prior to the date that the Company Stockholder Approval is obtained, in the event that the Company (or its Representatives on the Company’s behalf) receives directly or indirectly a written Inquiry or a written Competing Proposal from any Third Party that (i) the Company Board determines in good faith to be bona fide, (ii) was unsolicited and (iii) did not otherwise result from a breach of this Section 6.6(c), the Company and the Company Board and its Representatives may engage or participate in negotiations or discussions with, or furnish any information and other access to, any Third Party making such Inquiry or Competing Proposal and its Representatives and Affiliates and prospective debt and equity financing sources that have been specifically engaged for the purpose of financing such Competing Proposal if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that (A) such Inquiry or Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under the DGCL; provided that (x) prior to furnishing any non-public information concerning the Company and its Subsidiaries and the Company JV, the Company receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (unless the Company and Parent agree to amend the Confidentiality Agreement to reflect such more favorable terms) (an “Acceptable Confidentiality Agreement”), and (y) the Company shall promptly (and in any event within 24 hours) provide or make available to Parent (I) an unredacted copy of each such Acceptable Confidentiality Agreement and (II) all non-public information concerning it or its Subsidiaries or the Company JV that it provides to any Third Party given such access that was not previously made available to Parent or its Representatives. It is understood and agreed that any contacts, disclosures, discussions or negotiations expressly permitted under this Section 6.6(c), including any public announcement that the Company or the Company Board has made any determination required under this Section 6.6(c) to take or engage in any such actions (provided that the Company Board expressly publicly reaffirms the Company Recommendation concurrently with such public disclosure), shall not constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1(d)(ii).

(d)    Neither the Company nor the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change and, except as expressly provided in this Section 6.6(d), neither the Company Board nor any committee thereof shall approve or recommend, and the Company shall not (and shall cause each of its Subsidiaries and the Company JV not to) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract or agreement, in each case constituting or with respect to, any Competing Proposal or Inquiry (each, an “Alternative Acquisition Agreement”), in each case other than an Acceptable Confidentiality Agreement, and neither the Company Board nor any committee thereof shall resolve, agree or publicly propose to take any such actions. Notwithstanding the immediately preceding sentence, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may (x) effect a Company Adverse Recommendation Change if, upon the occurrence of an Intervening Event, the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the Company directors’ duties under Applicable Law or (y) if the Company has received a Competing Proposal after the date of this Agreement that (i) the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause or permit the Company to enter into a binding definitive agreement providing for the consummation of such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 8.1(c)(ii), and, provided that:

(i)    the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance, that it intends to effect a Company Adverse Recommendation Change (a “Notice of Adverse Recommendation”) and/or terminate this Agreement pursuant to Section 8.1(c)(ii) in order to enter into a binding definitive agreement providing for the consummation of a Superior Proposal (a “Notice of Superior Proposal”), which notice shall specify in reasonable detail the basis for such Company Adverse Recommendation Change and/or termination and, in the case of a Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal and the terms and conditions thereof and include a copy of a substantially complete negotiated definitive agreement (which need not include signatures and may contain brackets of the type that are completed in or removed from a definitive agreement of that nature prior to the execution thereof) providing for the consummation of such Superior Proposal and any material ancillary agreements (which need not include signatures and may contain brackets of the type that are completed in or removed from a definitive agreement of that nature just prior to the execution thereof) being executed or to be executed in connection therewith (provided, that any amendment to the financial terms or any other material terms of such Superior Proposal shall require a new written notice by the Company and a new three (3) Business Day period (unless such three (3) Business Day period would be shorter than the amount of time remaining in such original five (5) Business Day period, in which case such original five (5) Business Day period shall remain in effect));

(ii)    after providing such notice and prior to effecting such Company Adverse Recommendation Change and/or terminating this Agreement pursuant to Section 8.1(c)(ii), the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent, Acquisition Sub and Acquisition Sub 2 and their respective Representatives in good faith (to the extent Parent, Acquisition Sub and Acquisition Sub 2 desire to negotiate) during such five (5) or three (3) Business Day period (as applicable) to make such irrevocable adjustments to the terms and conditions of this Agreement that the Company Board determines, in good faith after consultation with its counsel and, as to financial matters, its financial advisors, would obviate the need for the Company to effect the Company Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(ii); and

(iii)    following the end of such five (5) or three (3) Business Day period (as applicable), the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Adverse Recommendation and/or Notice of Superior Proposal, that (A) the Superior Proposal giving rise to the Notice of Superior Proposal continues to be a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect a Company Adverse Recommendation Change would continue to be reasonably expected to be inconsistent with the Company’s directors duties under Applicable Law.

(e)    Nothing contained in this Section 6.6 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under Applicable Law or applicable NASDAQ rules and regulations, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or (ii) making any “stop-look-and-listen” communication to stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that any disclosure made as permitted under clause (i) of this Section 6.6(e) (other than any “stop-look-and-listen” communication or a factually accurate public statement by the Company that describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto) that relates to a Competing Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in such disclosure.

(f)    The Company shall promptly (and in any event within 48 hours of receipt) advise Parent in writing in the event that it or any of its Subsidiaries or the Company JV or any of its or their Representatives receives any Inquiry or Competing Proposal from any Third Party, in each case together with a description of the material terms and conditions of and facts surrounding any such Inquiry or Competing Proposal, the identity of the Third Party making such Inquiry or Competing Proposal and a copy of any written proposal, offer, draft agreement, term sheet or other analogous agreement provided by such Third Party. The Company shall keep Parent reasonably informed (orally and in writing) on a timely basis of the status and details (including within 48 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Inquiry or Competing Proposal, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Inquiry or Competing Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(g)    For purposes of this Agreement:

(i)    “Competing Proposal” shall mean any inquiry, proposal, discussions, negotiations or offer from any Third Party (A) with respect to a merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or other transaction involving the Company or any of its Subsidiaries or the Company JV, or (B) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (1) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any mortgage or pledge in connection with a bona fide debt financing transaction entered into in the ordinary course of business consistent with past practice) that constitute or represent, or would constitute or represent if such transaction is consummated, twenty percent (20%) or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, as of the date of such inquiry or proposal, or that generated twenty percent (20%) or more of net revenue or net income of the Company and its Subsidiaries, taken as a whole, for the 12-month period ending on the last day of the Company’s then most recently completed fiscal quarter, or (2) twenty percent (20%) or more of the outstanding shares of any class of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Mergers.

(ii)    “Superior Proposal” shall mean a bona fide, unsolicited, written and binding Competing Proposal that is fully financed or has fully committed financing (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party on terms that the Company Board determines in good faith, after consultation with its financial and outside legal advisors, and considering all legal, financial, regulatory and other material aspects of, and the identity of the Third Party making, the Competing Proposal and such factors as the Company Board considers in good faith to be appropriate, (A) is more favorable to stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any revisions to the terms and conditions of this Agreement proposed by Parent to the Company in writing in response to such Competing Proposal under the provisions of Section 6.6(d)(i)) and (B) is reasonably likely of being completed on the terms proposed on a timely basis.

(h)    The Company agrees that any violation of the restrictions set forth in this Section 6.6 by any of the Company’s Subsidiaries or the Company JV or any of its or their respective authorized Representatives shall be deemed to be a breach of this Agreement by the Company.

Section 6.7    Directors’ and Officers’ Indemnification and Insurance.

(a)    Parent, Acquisition Sub and Acquisition Sub 2 agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby), now existing in favor of the current or former directors, officers, managers, or employees, as the case may be, of the Company, its Subsidiaries or the Company External Adviser (to the extent related to the management of the Company) (collectively, the “D&O Indemnified Parties”), as provided in their respective organizational documents as in effect on the date of this Agreement or in any Contract disclosed or made available to Parent prior to the date hereof shall survive the Mergers and shall continue in full force and effect in accordance with their terms. Parent shall indemnify, defend and hold harmless, and advance expenses to the D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent permitted by Applicable Law as required by the organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim. For a period of six years following the Effective Time, Parent shall cause the Surviving Corporation’s (and any of its successors’) certificate of incorporation, bylaws or other organizational documents to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability with respect to the D&O

Indemnified Parties and the period prior to the Effective Time that are no less favorable to the D&O Indemnified Parties than those set forth in the Company’s and its Subsidiaries’ organizational documents as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(b)    Without limiting the provisions of Section 6.7(a), to the fullest extent permitted by Applicable Law or otherwise required by the organizational documents of the Company or its Subsidiaries as in effect on the date hereof, Parent shall: (i) indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, Proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, Proceeding or investigation arises out of or pertains to: (A) any alleged action or omission in such D&O Indemnified Party’s capacity as a director, officer or employee of the Company, its investment adviser or any of its Subsidiaries prior to the Effective Time; or (B) this Agreement or the transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, Proceeding or investigation the expenses (including attorneys’ fees) of any D&O Indemnified Party upon receipt of an undertaking by or on behalf of such D&O Indemnified Party to repay such amount if it shall ultimately be determined by a final and non-appealable judgment of a court of competent jurisdiction that such D&O Indemnified Party is not entitled to be indemnified under Applicable Law. Notwithstanding anything to the contrary contained in this Section 6.7(b) or elsewhere in this Agreement, Parent shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, Proceeding or investigation, unless either (x) such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by the claim, Proceeding or investigation from all liability arising out of such claim, Proceeding or investigation or (y) the D&O Indemnified Parties covered by the claim, Proceeding or investigation consent to such settlement, compromise, consent or termination.

(c)    Parent shall purchase and maintain in full force and effect as of the Closing, a six (6) year “tail” policy, on terms and conditions no less advantageous to the D&O Indemnified Parties than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company and the Company’s Subsidiaries as of the date of this Agreement, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided that Parent shall not be required to pay a total premium for such “tail” policy in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much of such coverage as possible for such amount). Parent shall not, and shall not permit its Subsidiaries to, take any action that would reasonably be expected to prejudice the rights of, or otherwise reasonably be expected to impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time.

(d)    The D&O Indemnified Parties to whom this Section 6.7 applies shall be third-party beneficiaries of this Section 6.7. The provisions of this Section 6.7 are intended to be for the benefit of each D&O Indemnified Party and his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.7. Notwithstanding any other provision of this Agreement, this Section 6.7 shall survive the consummation of the Mergers indefinitely and shall be binding on all successors and assigns of Parent and the Surviving Corporation, and shall be enforceable by the D&O Indemnified Parties and their successors, heirs or representatives.

Section 6.8    Notification of Certain Matters. Subject to Applicable Law, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent (b) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Mergers or the transactions contemplated hereby and (c) any fact, circumstance or development of which the Company or Parent (as applicable) becomes aware that will or is reasonably likely to result in any of the conditions set forth in Article VII becoming incapable of being satisfied by the Termination Date.

Section 6.9    Public Announcements. Except as otherwise contemplated by Section 6.6 (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company or the Company Board under Section 6.6), prior to any Company Adverse Recommendation Change, the Company, Parent, Acquisition Sub and Acquisition Sub 2 shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the transactions contemplated hereby, and none of the parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ written consent (which consent may be delivered via electronic mail, but shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto so long as the disclosing party gives notice to and consults with the other party prior to making such disclosure to the extent practicable. The Company may communicate to its employees, Company Portfolio Companies, customers, suppliers and consultants in a manner consistent with prior communications of the Company or that is consistent with a communications plan previously agreed to by Parent and the Company in which case such communications may be made consistent with such plan.

Section 6.10    Acquisition Sub and Acquisition Sub 2. Parent will take all actions necessary to (a) cause Acquisition Sub and Acquisition Sub 2 to perform its obligations under this Agreement and to consummate the First Merger and Second Merger, as applicable, on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, neither Acquisition Sub or Acquisition Sub 2 shall conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 6.11    No Control of the Other Party’s Business.

(a)    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries or the Company JV prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

(b)    Nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.12    Rule 16b-3 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.13    Repayment of Existing Credit Facility. At least five (5) Business Days prior to the Closing Date (or such shorter period as may be agreed by Parent), the Company shall deliver to Parent a draft copy of a customary payoff letter (subject to delivery of funds as arranged by Parent) from the “Administrative Agent” (as defined in the Existing Credit Facility) under the Existing Credit Facility, which shall set forth the aggregate amounts required to satisfy in full all amounts due under the Existing Credit Facility (such amounts, collectively, the “Payoff Amount”)and to terminate all other obligations in respect thereto (other than obligations that survive termination of the Existing Credit Facility under the definitive documentation governing the Existing Credit Facility) (the “Payoff Letter”), and, on or prior to the Closing Date, the Company shall deliver to Parent an executed copy of the Payoff Letter to be effective upon the Closing. The Company shall, and shall cause its Subsidiaries to, deliver all the documents required for the termination of commitments under the Existing Credit Facility, subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding thereunder (using funds arranged by Parent).

Section 6.14    Assumption of Existing Notes. Effective as of the Closing, Parent shall, and shall cause the Surviving Corporation to, take all such steps as may be necessary to expressly assume, by an indenture supplemental to the Existing Notes Indenture, executed and delivered to the trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Existing Notes and the performance of every covenant of the Existing Notes Indenture on the part of the Company to be performed or observed.

Section 6.15    Certain Tax Matters.

(a)    For United States federal income Tax purposes, (i) the parties intend that the Mergers, taken together, constitute an integrated plan of the type contemplated in IRS Revenue Ruling 2001-46 and will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Company, Parent and Acquisition Sub are parties under Section 368(b) of the Code, and (iii) the parties intend that the Parent External Adviser Aggregate Cash Consideration shall be treated as the receipt of cash consideration in connection with the Mergers and in exchange for Company Common Stock.

(b)    Each of the Company, Parent, Acquisition Sub and Acquisition Sub 2 shall use its reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment, including by not taking any action that such party knows is reasonably likely to prevent such qualification. Each of the Company, Parent, Acquisition Sub and Acquisition Sub 2 shall report the Mergers and the other transactions contemplated hereby in a manner consistent with the Intended Tax Treatment.

(c)    Each of the Company and Parent shall use its reasonable best efforts to obtain the Tax opinion described in Section 7.3(e), including making representations and covenants requested by Tax counsel in order to render such Tax opinion. Prior to the Effective Time (or at such other times as requested by counsel), each of Parent and the Company shall execute and deliver to Tax counsel, tax representation letters reasonably requested by Tax counsel to enable the issuance of the Tax opinion described in Section 7.3(e). Each of the Company, Parent, the Parent External Adviser, Acquisition Sub and Acquisition Sub 2 shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to Tax counsel in furtherance of such Tax opinion.

(d)    During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, (i) Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Company take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause Parent to fail to qualify as a RIC, and (ii) the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Parent, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify as a RIC.

Section 6.16    Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the First Merger to be listed on NASDAQ, subject to official notice of issuance, at or prior to the Effective Time.

Section 6.17    Takeover Statutes and Provisions. None of the Company, Parent, Acquisition Sub or Acquisition Sub 2 will take any action that would cause the First Merger and related transactions to be subject to requirements imposed by any Takeover Statutes. Each of the Company and Parent shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the First Merger from, or if necessary to challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

Section 6.18    Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by the Company’s stockholders or Parent’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the transactions contemplated hereby. Each of Parent and the Company (a) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (b) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

Section 6.19    Coordination of Dividends. Parent and Company shall coordinate with each other in designating the record and payment dates for any dividends or distributions to its stockholders, including a Tax Dividend, declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur. In the event that a dividend or distribution with respect to the shares of Company Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such dividend or distribution after the Effective Time on the appropriate payment date and, in connection therewith, the Company shall deposit such dividend or distribution with the Exchange Agent to be paid to such holders in accordance with Section 2.2 in the same manner as the Cash Consideration. Prior to the Closing Date, if the aggregate amount of all (a) dividends paid by the Company on or prior to the date of this Agreement plus (b) all Quarterly Dividends after the date of this Agreement is less than the amount that should be paid as a dividend to distribute to the Company’s stockholders the amounts set forth in (i) through (iv) of the definition of “Tax Dividend” or otherwise necessary for the Company to maintain its qualification as a RIC as reasonably determined by the Company, the Company shall declare a Tax Dividend. For all federal income tax purposes, to the fullest extent permitted by Applicable Law, Parent and the Company shall treat the payments of any Tax Dividend by the Exchange Agent, as agent on behalf of the Company, pursuant to Section 2.2 as a payment of a dividend considered to have been paid by the Company in the Company’s last federal income tax year pursuant to Section 855 of the Code. The amount of any Tax Dividend declared by the Company shall reduce the Parent Cash Consideration by an amount equal to the per share amount of such Tax Dividend; provided, that if the aggregate amount of all such Tax Dividends declared on or after the date hereof exceeds the amount of the Parent Aggregate Cash Consideration, Parent and the Company shall negotiate in good faith to adjust the Exchange Ratio to account for such Tax Dividends.

Section 6.20    Debt Financing.

(a)     Parent shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Debt Financing on the terms

(including any “market flex” provisions) and subject only to the conditions set forth in the Debt Commitment Letter as promptly as practicable, including to (i) maintain in effect and comply with the Debt Commitment Letter and the definitive agreements relating to the Debt Financing that are under control of Parent or any of its Subsidiaries, (ii) negotiate and enter into definitive agreements relating to the Debt Financing on the terms (including any “market flex” provisions) and subject only to the conditions contained in the Debt Commitment Letter, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date, (iii) ensure the accuracy of all representations and warranties of Parent, Acquisition Sub and their respective Subsidiaries set forth in the Debt Commitment Letter and definitive agreements relating to the Debt Financing, (iv) comply with the covenants and agreements of Parent, Acquisition Sub and their respective Subsidiaries set forth in the Debt Commitment Letter and the definitive agreements relating to the Debt Financing that are under control of Parent or any of its Subsidiaries, (v) satisfy or obtain a waiver of, and cause Acquisition Sub and its other Subsidiaries to satisfy or obtain a waiver of, on a timely basis all terms and conditions set forth in the Debt Commitment Letter and the definitive agreements relating to the Debt Financing applicable to Parent, Acquisition Sub and their respective Subsidiaries, (vi) upon satisfaction or waiver of such conditions and the other conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature cannot be satisfied until the Closing) consummate the Debt Financing, and to cause the lenders and the other Persons providing the Debt Financing to provide the Debt Financing, in each case, at or prior to the Closing (and in any event prior to the Termination Date), (vii) pay, or cause to be paid, any and all commitment fees or other fees required by the Debt Commitment Letter or fee letters to be paid on or before the Closing and (viii) enforce its rights under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing. Parent will provide to the Company copies of all documents relating to the Debt Financing and keep the Company informed of material developments in respect of the financing process relating thereto on a current basis, including providing the Company with prompt written notice (and, in any event, within twenty-four (24) hours) after the occurrence of any of the following: (i) of any termination of (A) the Debt Commitment Letter, or (B) any definitive agreement relating to all or any portion of the Debt Financing, (ii) any actual or threatened material breach, default, termination or repudiation (or, to the Knowledge of Parent, any event or circumstance that, with or without notice, lapse of time or both, could result in any such breach, default, termination or repudiation) of any provision of the Debt Commitment Letter or any definitive agreement relating to all or any portion of the Debt Financing by any party thereto or any event or circumstance that makes a condition precedent to the Debt Financing unable or unlikely to be satisfied, in each case, of which Parent becomes aware or any termination of the Debt Commitment Letter or any definitive agreement relating to all of any portion of the Debt Financing, (iii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter or (iv) the receipt by any of Parent or any of its Affiliates or any of their respective Representatives of any written notice or communication from any Person with respect to any material breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive agreement relating to all or any portion of the Debt Financing or any provision of the financing contemplated pursuant to the Debt Commitment Letter or any such definitive agreement (including any proposal by any lender to withdraw, terminate or reduce the amount of financing contemplated by the Debt Commitment Letter, materially delay the timing of financing contemplated by the Debt Commitment Letter or fund under terms that are materially different from those set forth in Debt Commitment Letter). Parent will not, and will not permit any of its Affiliates to, without the prior written consent of the Company, take any action or enter into any transaction that could reasonably be expected to impair, delay or prevent consummation of all or any portion of the Debt Financing.

(b)    Prior to the Closing, Parent will not agree to, or permit, any amendment, modification, joinder, assignment, termination or waiver of the Debt Commitment Letter or the definitive agreements with respect to the Debt Financing , or enter into any side letters or other Contracts or arrangements under or in respect of the Debt Financing, in each case, without the prior written consent of the Company if such amendment, modification, joinder, termination, waiver, side letter, Contract or arrangement (i) imposes additional or new conditions precedent to the availability of the Debt Financing or amends, modifies, expands or otherwise changes any of the conditions to the funding of the Debt Financing, delays or prevents the funding of any portion of the Debt Financing on the Closing Date, (ii) adversely impacts the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto or to consummate the transactions contemplated by this Agreement, (iii) makes it less likely that the Debt Financing would be funded on the Closing Date or makes the satisfaction of the of the conditions to obtaining the Debt Financing less likely to occur, (iv) reduces the aggregate cash amount of the funding commitment thereunder below an amount required to pay the Required Amount or (v) results in the early termination of the Debt Commitment Letter. Parent shall promptly deliver to the Company copies of any amendment, modification, joinder, assignment, supplement or waiver to or under any Debt Commitment Letter entered into in accordance with this Section 6.20(b) and the definitive agreements relating to the Debt Financing.

(c)    In the event all or any portion of the debt financing contemplated in the Debt Commitment Letter becomes or would reasonably be expected to become unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letter, the Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange to obtain alternative debt financing from the same or alternative sources in an amount sufficient, when taken together with the available funds of the Parent, to consummate the transactions contemplated by this Agreement (“Replacement Financing”) on terms and conditions that are not materially less favorable to the Parent than the terms and conditions set forth in the Debt Commitment Letter as in effect the date hereof (taken as a whole, including any “market flex” provisions) (it being agreed that any such Replacement Financing shall comply with the requirements set forth in clauses (i) through (iv) of Section 6.20(b), mutatis mutandis) as promptly as practicable following the occurrence of such event. In the event such Replacement Financing is obtained, any reference in this Agreement to the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by the new debt commitment letter evidencing such Replacement Financing at the applicable time and any such new debt commitment letter to the extent then in effect, and any reference in this Agreement to Debt Financing means the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing. Copies of the commitment letter and fee letter (with redactions related to fees, price caps, securities demand and other economic and any “market flex” provisions; provided that such redacted terms would not adversely affect the conditionality, availability or termination of the Debt Financing contemplated by such commitment letter or reduce the amount of the Debt Financing available to less than the amount required with respect to the Debt Financing to consummate the transactions contemplated hereby) for the Replacement Financing shall be promptly provided to the Company.

Section 6.21    Share Repurchase Plan and Trading Plans. As soon as reasonably practicable following the execution of this Agreement, the Company will take all necessary corporate action to suspend its share repurchase and any other trading plan adopted in accordance with Rule 10b5-1 under the Exchange Act, subject to applicable notice provisions under such plans.

Section 6.22    Asset Coverage Requirement. The Company agrees to use its commercially reasonable efforts to maintain “asset coverage” within the meaning of Section 18(h) of the Investment Company Act of at least 150% during the Interim Period.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.1    Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a)    the Company shall have obtained the Company Stockholder Approval;

(b)    the issuance of Parent Common Stock in connection with the First Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(c)    the Form N-14 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order;

(d)    any applicable waiting period (and any extension or related voluntary commitments thereof) under the HSR Act relating to the consummation of the First Merger shall have expired or early termination thereof shall have been granted; and

(e)    no Governmental Authority of competent jurisdiction shall have issued or entered any Law or Order which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the First Merger.

Section 7.2    Conditions to Obligations of Parent and Acquisition Sub to Effect the First Merger. The obligations of Parent and Acquisition Sub to effect the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a)     each of the representations and warranties of the Company contained in (i) Section 3.1, Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.3(b), Section 3.3(c) (but only clause (i) thereof), Section 3.19 and Section 3.20 (collectively, the

“Company Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (i), for such failures to be true and correct that are de minimis, (ii) clause (b) of Section 3.9 (the “Company No MAE Rep”) shall be true and correct in all respects as of the date hereof and (iii) this Agreement (other than the Company Fundamental Representations and the Company No MAE Rep), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (iii), for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect;

(b)    the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

(c)    Parent shall have received a certificate signed by an executive officer of the Company, dated as of the Closing Date, certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d); and

(d)    since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

Section 7.3    Conditions to Obligation of the Company to Effect the First Merger. The obligation of the Company to effect the First Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a)     each of the representations and warranties of Parent, Acquisition Sub, Acquisition Sub 2 and the Parent External Adviser contained in (i) Section 4.1, Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.3(a), Section 4.3(b), Section 4.3(c) (but only clause (i) thereof), Section 4.22, Section 5.1 and Section 5.2(a) (collectively, the “Parent Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (i), for such failures to be true and correct that are de minimis, (ii) clause (b) of Section 4.9 (the “Parent No MAE Rep”) shall be true and correct in all respects as of the date hereof and (iii) this Agreement (other than the Parent Fundamental Representations and the Parent No MAE Rep), without giving effect to any materiality, “Parent Material Adverse Effect” or “Adviser Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (iii), for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect or an Adviser Material Adverse Effect;

(b)    Each of Parent, Acquisition Sub, Acquisition Sub 2 and the Parent External Adviser shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

(c)    the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Closing Date, certifying as to the matters set forth in Section 7.3(a), Section 7.3(b), Section 7.3(d) and Section 7.3(f).

(d)    since the date of this Agreement, there shall not have occurred and be continuing any Parent Material Adverse Effect;

(e)    the Company shall have received the written opinion of Simpson Thacher & Bartlett LLP (or, if Simpson Thacher & Bartlett LLP is unable or unwilling to render such an opinion, the written opinion of Kirkland & Ellis LLP or another nationally recognized counsel as may be reasonably acceptable to the Company), as of the Closing Date to the effect that the Mergers will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 7.3(e), the Tax counsel rendering such opinion may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of the Company and Parent; and

(f)    since the date of this Agreement, there shall not have occurred and be continuing any Adviser Material Adverse Effect.

Section 7.4    Frustration of Closing Conditions. None of Parent, Acquisition Sub, Acquisition Sub 2 or the Company may rely either as a basis for not consummating the First Merger or any of the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1    Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a)    by mutual written consent of each of Parent and the Company; or

(b)    by either Parent or the Company, if:

(i)    the First Merger shall not have been consummated on or before 5:00 p.m. (New York time) on April 3, 2023 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii)    prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued or entered any Law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the transactions contemplated hereby, and such Law or Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Law or Order or taking of such action was proximately caused by the failure of such party, and in the case of Parent, including the failure of Acquisition Sub or Acquisition Sub 2, to perform or comply with any of its obligations under this Agreement; provided, further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) if the Company (in the case of a termination by Company) or Parent, Acquisition Sub, Acquisition Sub 2 or Parent External Adviser (in the case of termination by the Parent), as applicable, is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement (including, without limitation, Section 6.4); or

(iii)    the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have been duly held and completed and the Company Stockholder Approval shall not have been obtained at such Company Stockholders Meeting (or at any adjournment or postponement thereof) at which a vote on the adoption of this Agreement is taken; or

(c)    by the Company if:

(i)    Parent, Acquisition Sub, Acquisition Sub 2 or the Parent External Adviser shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.3 and (B) is not capable of being cured by Parent, Acquisition Sub, Acquisition Sub 2, or the Parent External Adviser, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent, Acquisition Sub, Acquisition Sub 2 or the Parent External Adviser, as applicable, on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.2 not to be satisfied; provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent’s breach has been primarily caused by a breach of any provision of this Agreement by the Company; or

(ii)    at any time prior to receipt of the Company Stockholder Approval, in order to substantially concurrently enter into a binding final agreement providing for the consummation of a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.6; provided, that (i) the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) if the Company has breached any provision of Section 6.6 in any material respect and (ii) prior to or simultaneously with such termination the Company pays to Parent the Company Termination Fee;

(iii)    at any time prior to the Effective Time, if (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (B) Parent and Acquisition Sub do not consummate the First Merger on or prior to the date the Closing is required to occur pursuant to Article I, (C) the Company shall have irrevocably confirmed in writing to Parent that it is ready, willing and able to complete the Closing on the date of such confirmation and throughout the three (3) Business Day period following delivery of such confirmation, and (D) Parent, Acquisition Sub and Acquisition Sub 2 fail to effect the Closing within three (3) Business Days following delivery of such confirmation; or

(d)    by Parent if:

(i)    the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.2 and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent, Acquisition Sub, Acquisition Sub 2 or the Parent External Adviser is then in material breach of any of its respective representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.3 not to be satisfied; provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company’s breach has been primarily caused by a breach of any provision of this Agreement by Parent; or

(ii)    at any time prior to the receipt of the Company Stockholder Approval, (A) the Company or the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change, (B) the Company fails to publicly reaffirm the Company Recommendation within five (5) Business Days after receipt of a written request therefor by Parent, (C) the Company, any of its Subsidiaries or any of its

or their Representatives’ Intentional Breach of Section 6.6 in a material respect, and such breach remains uncured for five (5) Business Days following written notice thereof by Parent to the Company, (D) the Company fails to recommend against any Competing Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement thereof or (E) the Company or any of its Subsidiaries enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) or the Company fails to include the Company Recommendation in the Proxy Statement.

Section 8.2    Effect of Termination. In the event that this Agreement is terminated and the Mergers abandoned pursuant to Section 8.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from any Intentional Breach of this Agreement prior to such termination or Fraud, in which case, except as provided in Section 8.3, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3    Termination Fees; Parent Expenses.

(a)    If, but only if, this Agreement is terminated by:

(i)    Either Parent or the Company pursuant to Section 8.1(b)(iii), (A) there has been publicly disclosed for the first time after the date of this Agreement and prior to the time of the Company Stockholders’ Meeting a Competing Proposal which is not withdrawn prior to the time of the Company Stockholders’ Meeting and (B) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to any Competing Proposal that is later consummated (regardless of whether such consummation happens prior to or following such twelve (12)-month period);

(ii)    the Company pursuant to Section 8.1(c)(ii); or

(iii)    Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii),

then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(b) by wire transfer of same day funds to the account or accounts designated by Parent (A) in the case of clause (i) above, on the same day as the consummation of any Tail Period Transaction, should one occur (regardless of whether such consummation happens prior to or following the expiration of the Tail Period), (B) in the case of clause (ii) above, substantially concurrently with such termination or (C) in the case of clause (iii) above, no later than three (3) Business Days following the date of such termination.

(b)    If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable to Parent pursuant to Section 8.3(a), then the Company shall reimburse Parent and its Affiliates for all of their documented out-of-pocket fees and expenses (including all documented fees and expenses of counsel, financial advisor, accountants, experts and consultants to Parent, Acquisition Sub, Acquisition Sub 2 and their Affiliates) incurred and payable by Parent, Acquisition Sub or Acquisition Sub 2 or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”), up to a maximum reimbursement payment of $1,500,000. Any payments required to be made under this Section 8.3(b) shall be made by wire transfer of same day funds to the account or accounts designated by Parent within three Business Days after the Company’s having been notified in writing of the amounts thereof by Parent.

(c)    If, but only if, this Agreement is terminated by the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii), or by Parent (at any time during which the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii)) pursuant to Section 8.1(b)(i), then, in any such case, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of same day funds to the account or accounts designated by the Company no later than three (3) Business Days following the date of such termination.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, or Parent be required to pay the Parent Termination Fee on more than one occasion.

(e)    Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, except in cases involving Fraud, the Company Termination Fee, to the extent paid in full (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(b)) on the terms provided in Section 8.3(a), shall constitute the sole and exclusive monetary remedy of Parent, the Parent External Adviser, Acquisition Sub and Acquisition Sub 2 against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall remain obligated to comply with the provisions of this Agreement that survive termination pursuant to Section 8.2).

(f)    Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, except in cases involving Fraud, (i) the Parent Termination Fee, to the extent paid in full on the terms provided in Section 8.3(c), shall constitute the sole and exclusive monetary remedy of the Company against Parent, the Parent External Adviser, Acquisition Sub and Acquisition Sub 2 and their respective Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that Parent shall remain obligated to comply with the provisions of this Agreement that survive termination pursuant to Section 8.2).

(g)    Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, (ii) each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as applicable, in the circumstances in which such fees or expenses are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the other for the payment of any amount set forth in this Section 8.3, the Company or Parent, as applicable, shall pay the other its costs and expenses in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

Section 8.4    Amendment. Subject to Applicable Law, the parties hereto may only modify or amend this Agreement by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided, that no amendment shall be made to this Agreement after the Effective Time; provided, further, that after receipt of the Company Stockholder Approval, if any such amendment shall by Applicable Law require further approval of the stockholders of the Company, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company. Notwithstanding anything in this Agreement to the contrary, Sections 9.7, 9.8(b) and 9.8(c) and the definitions of “Debt Financing Sources” and “Debt Financing Source Related Parties” (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of such Sections) may not be amended, modified, waived or terminated in a manner that is materially adverse to the Debt Financing Sources or the Debt Financing Source Related Parties without the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the Debt Financing Sources that have consent rights over amendments, other modifications or waivers to this Agreement pursuant to the terms of the Debt Commitment Letter as in effect on the date of this Agreement.

Section 8.5    Extension; Waiver. The conditions to each of the parties’ obligations to consummate the Mergers are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by Applicable Law. At any time prior to the Effective Time, the Company or Parent may (a) waive or extend the time for the performance of any of the obligations or other acts of Parent, Acquisition Sub, Acquisition Sub 2 or the Parent External Adviser, in the case of the Company, or the Company, in the case of Parent, or (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement on the part of Parent, Acquisition Sub, Acquisition Sub 2 or the Parent External Adviser, in the case of the Company, or the Company, in the case of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and expressly setting forth the nature of such extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.6    Expenses; Transfer Taxes. Except as expressly set forth herein (including Section 8.3), all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, that Parent shall pay all fees and expenses in respect of the preparation, filing and mailing of the Proxy Statement and the Form N-14 and the conduct of the Company Stockholders’ Meeting. Other than Taxes imposed upon holders of Company Common Stock, Parent shall pay all (a) transfer, stamp and documentary Taxes or fees and (b) sales, use, gains, real property transfer and other similar Taxes or fees arising out of or in connection with this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Non-Survival of Representations, Warranties and Agreements. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.7.

Section 9.2    Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail, addressed as follows:

if to Parent, Acquisition Sub, Acquisition Sub 2 or the Parent External Adviser:

Crescent Capital BDC, Inc.

11100 Santa Monica Blvd., Suite 2000

Los Angeles, CA 90025

Phone: (310) 235-5951

Email: Jason.Breaux@crescentcap.com

Attention: Jason Breaux

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, CA 90067

Phone:        (310) 552-4200

Email:         monica.shilling@kirkland.com; rami.totari@kirkland.com

Attention:   Monica J. Shilling, P.C.

                   Rami Totari

if to the Company:

First Eagle Alternative Capital BDC, Inc.

500 Boylston Street, Suite 1200

Boston, MA 02116

Email:         chris.flynn@firsteagle.com

Attention:   Christopher J. Flynn

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Phone: (202) 636-5500

Email:        david.blass@stblaw.com; christopher.healey@stblaw.com

Attention:  David Blass, Esq.

                   Christopher Healey, Esq.

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 9.2; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

Section 9.3    Interpretation; Certain Definitions.

(a)    The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b)    Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter or Parent Disclosure Letter, respectively, if it is reasonably apparent on the face of such disclosure that such disclosure relates to any such other Section. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

(c)    The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to the date first set forth above, unless the context requires otherwise. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules, regulations or official guidance promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules, regulations or official guidance promulgated thereunder, in each case, as of such date). Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Contract, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. The term “or” is not exclusive. References to “days” are to calendar days unless otherwise noted. The phrase “ordinary course of business consistent with past practice” shall mean “ordinary course of business consistent with past practice in all material respects”. Whenever this Agreement requires the Company to “cause” the Company JV to take or not take a particular action, such requirement shall be qualified by any limitations on the ability of the Company to cause the Company JV to take or not take such action as are contained in the governing documents of the Company JV.

Section 9.4    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the First Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6    Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7    No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that the D&O Indemnified Parties (with respect to Section 6.7 and this Section 9.7 from and after the Effective Time) and the Debt Financing Sources (with respect to Section 9.8(b), Section 9.8(c) and this Section 9.7) are intended third-party beneficiaries hereof.

Section 9.8    Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the latter shall control. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Delaware, and the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.8.

(b)    Notwithstanding anything to the contrary herein, each party hereby irrevocably agrees that, except as set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources or any Debt Financing Source Related Party in any way relating to this Agreement, the Debt Financing or the performance thereof or the transactions contemplated hereby or thereby shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(c)    Notwithstanding anything to the contrary herein, each of the parties hereto agrees that it will not bring or support any action, suit, claim or proceeding, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the fee letters or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in the City of New York, and any appellate court from any thereof. The Company (on behalf of itself) hereby waives any rights or claims against any Debt Financing Source Related Party in connection with this Agreement, the Debt Commitment Letter and/or any Debt Financing, in each case, in respect of any of the transactions contemplated hereby or thereby, whether at law or in equity, and the Company (on behalf of itself) agrees not to directly or indirectly commence any action or proceeding against any Debt Financing Source Related Party in connection with this Agreement, the Debt Commitment Letter and/or any Debt Financing, in each case, in respect of any of the transactions contemplated hereby or thereby, whether at law or in equity. In furtherance and not in limitation of the foregoing waiver, the Company (on behalf of itself) hereby acknowledges and agrees that no Debt Financing Source Related Party shall have any liability for any claims or damages to the Company in connection with this Agreement, the Debt Commitment Letter, any Debt Financing or the transactions contemplated hereby or thereby. Nothing in this Section 9.8(c) shall limit, impair or otherwise modify (A) the rights of any of the parties to the Debt Commitment Letter (including Parent or its Affiliates party to the Debt

Commitment Letter) enumerated in the Debt Commitment Letter in accordance with the express terms and conditions thereof or (B) any liability or obligation of any of the Debt Financing Sources, and/or any of the rights of Parent, the Company or their respective Affiliates, under any of the definitive documentation with respect to any Debt Financing.

Section 9.9    Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (without proof of actual damages), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything to the contrary contained herein, this Section 9.9 is not intended and shall not be construed to limit in any way the provisions of Section 8.3(e) or Section 8.3(f).

Section 9.10    Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub, Acquisition Sub 2 the Parent External Adviser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Crescent Capital BDC, Inc.

By:	/s/ Jason Breaux
	Name:	Jason Breaux
	Title:	President and Chief Executive Officer

Echelon Acquisition Sub, Inc.

By:	/s/ Jason Breaux
	Name:	Jason Breaux
	Title:	President and Chief Executive Officer

Echelon Acquisition Sub LLC

By:	/s/ Jason Breaux
	Name:	Jason Breaux
	Title:	President and Chief Executive Officer

Crescent Cap Advisors, LLC

By:	/s/ Jason Breaux
	Name:	Jason Breaux
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

First Eagle Alternative Capital BDC, Inc.

By:	/s/ Christopher J. Flynn
	Name:	Christopher J. Flynn
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Appendix A

As used in this Agreement, the following terms shall have the following meanings:

“Adviser Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (1) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Parent External Adviser, or (2) the ability of the Parent External Adviser to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that, for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether an Adviser Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Parent External Adviser operates (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Law or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (v) any failure by the Parent External Adviser to meet published analyst estimates or expectations of the Parent External Adviser’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (vi) any failure by the Parent External Adviser to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters, epidemic, pandemic, disease outbreak (including COVID-19), or the related responses of Governmental Authorities with respect thereto; (viii) the announcement of this Agreement, including (A) the initiation of litigation by any stockholders of the Company or any stockholders of Parent, in each case, with respect to this Agreement or the transactions contemplated hereby, or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with Parent Portfolio Companies due to the announcement of this Agreement (provided, that when “Adviser Material Adverse Effect” is used in relation to the representations and warranties of the Parent External Adviser in Section 5.2(b) and 5.3, this clause (viii) shall be disregarded); (ix) any action taken by the Parent External Adviser which is required to be taken pursuant to this Agreement; and (x) any actions taken (or omitted to be taken) at the express written request of the Company, to the extent taken in accordance with such request; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether an Adviser Material Adverse Effect has occurred to the extent

Appendix 1

(but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Parent External Adviser, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

“Affiliate” of a Person shall mean any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that, except with respect to the definition of “Company Related Parties”, no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person).

“Aggregate Share Consideration Value” means the Parent Per Share NAV multiplied by the Aggregate Share Consideration.

“Antitrust Division” shall mean the Antitrust Division of the United States Department of Justice.

“Applicable Law” shall mean any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, judgment or directive (including those of any self-regulatory organization) applicable to and legally binding on the Parent External Adviser, Company, Parent, Acquisition Sub, Acquisition Sub 2 or any of their respective Affiliates, directors, employees or agents, as the case may be.

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Cash Consideration” shall mean, with respect to each share of Company Common Stock to be converted into the right to receive consideration pursuant to Section 2.1(a)(ii) and Section 2.6, an amount equal to the sum of the Parent Cash Consideration (if any) and the Parent External Adviser Cash Consideration.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company External Adviser” shall mean First Eagle Alternative Credit, LLC, a Delaware limited liability company.

“Company Investment Advisory Agreement” shall mean the agreement entered into by the Company External Adviser with the Company for the purpose of providing investment advisory or investment management services.

Appendix 2

“Company IPR” shall mean all Intellectual Property Rights owned, in whole or part, by the Company or its Subsidiaries.

“Company JV” shall mean First Eagle Logan JV, LLC, a Delaware limited liability company.

“Company Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (1) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) the ability of the Company to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that, for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Company, any of its Subsidiaries, or any of the Company Portfolio Companies operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Law or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s or any of the Company Portfolio Companies’ securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (v) any failure by the Company or any of the Company Portfolio Companies to meet published analyst estimates or expectations of the Company’s or such Company Portfolio Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) any failure by the Company, any of its Subsidiaries, or any Company Portfolio Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters, epidemic, pandemic, disease outbreak (including COVID-19), or the related responses of Governmental Authorities with respect thereto; (viii) the announcement of this Agreement, including (A) the initiation of litigation by any stockholders of the Company or any stockholders of Parent, in each case, with respect to this Agreement or the transactions contemplated hereby, or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with Company Portfolio Companies, due to the announcement of this Agreement (provided, that when “Company Material Adverse Effect” is used in relation to the representations and warranties of the Company in Sections 3.3(c) and 3.4, this clause (viii) shall be disregarded); (ix) any action taken by the Company, any of its Subsidiaries or any Company Portfolio Company, in each case which is required to be taken pursuant to this Agreement; and (x) any actions taken (or omitted

Appendix 3

to be taken) at the express written request of Parent, to the extent taken in accordance with such request; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate.

“Company Per Share NAV” shall mean the quotient of (i) the Closing Company Net Asset Value divided by (ii) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Canceled Shares).

“Company Portfolio Company” shall mean any entity in which the Company or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is or would be reflected in the Schedule of Investments included in the Company’s quarterly or annual reports.

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the transaction contemplated hereby, including the First Merger.

“Company Termination Fee” shall mean $5,555,550.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated June 26, 2022, between Parent External Adviser and the Company.

“Contract” shall mean any agreement, contract, subcontract, lease, sublease, investment advisory agreement, administration agreement, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement.

“control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by contract or otherwise. For purposes of this definition, a general partner or managing member of a Person shall always be considered to control such Person. The terms “controlling” and “controlled” shall have correlative meanings.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations by any Governmental Authority or industry group in response to COVID-19.

“Debt Financing Source Related Parties” means each Debt Financing Source, together with each Affiliate thereof and each former, current and future partner, controlling person and Representative of each such Debt Financing Source or Affiliate and the respective successors and assigns of any of the foregoing.

Appendix 4

“Debt Financing Sources” means, with respect to the Debt Commitment Letter, collectively, (i) Wells Fargo Bank, National Association and (ii) Sun Life (U.S.) HoldCo 2020, Inc., and in each case each Person that has not executed such commitment letter as of the date hereof but becomes a party thereto after the date hereof in accordance with the terms thereof and hereof.

“Environmental Laws” shall mean all applicable and legally enforceable Laws relating to pollution or protection of the environment, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. §1531 et seq.), and other similar state and local statutes, in effect as of the date hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient (rounded to four decimal places) of (i) the Company Per Share NAV divided by (ii) the Parent Per Share NAV, as may be adjusted pursuant to Section 2.1(a)(v).

“Existing Credit Facility” shall mean that certain Third Amended and Restated Senior Secured Revolving Credit Agreement dated as of October 16, 2020, as amended, by and among the Company, as the borrower, each of the financial institutions from time to time party hereto, and ING Capital LLC, as administrative agent, issuing bank and lender.

“Existing Notes” shall mean the 5.000% Notes due May 25, 2026 issued pursuant to the Existing Notes Indenture.

“Existing Notes Indenture” shall mean that certain Indenture dated as of November 18, 2014, by and between the Company and U.S. Bank National Association, as amended pursuant to the Fourth Supplemental Indenture dated as of May 25, 2021, by and between the Company and U.S. Bank National Association.

“Fraud” means, of a party to this Agreement, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement, or in any certificate delivered hereunder, by such party, which misrepresentation constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.

Appendix 5

“GAAP” shall mean the United States generally accepted accounting principles, consistently applied in accordance with past practice.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Hazardous Materials” shall mean all hazardous or toxic substances, materials or wastes, pollutants or contaminants defined as such by, or regulated as such under, any Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iv) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (v) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (vi) any capitalized lease obligations, (vii) all liabilities, prepayment penalties or premiums, expenses or other amounts that are payable in connection with retirement, prepayment or termination of any of the foregoing clauses (i) through (vi) and (viii) guarantees, endorsements and assumptions in respect of any of the foregoing clauses (i) through (vi).

“Intentional Breach” shall mean any breach of this Agreement where the action or non-action constituting or giving rise to such breach was intentionally undertaken by the party taking such action, with actual knowledge that such action or non-action would or would reasonably be expected to constitute or give rise to a breach of this Agreement.

“Intervening Event” shall mean an event, occurrence, development or change in circumstances with respect to or impacting the Company and its Subsidiaries or the businesses of the Company and its Subsidiaries, in each case taken as a whole, that was unknown to, nor reasonably foreseeable by (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known to or reasonably foreseeable by), the Company Board as of the date of this Agreement and becomes known to or by the Company Board prior to the time the Company Stockholder Approval is obtained; provided, however, that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Competing Proposal or any matter relating thereto or consequence thereof; and (ii) changes in the market price or trading volume of the Company Common Stock or meeting or exceeding any forecasts (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)).

Appendix 6

“Investment Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean (i) with respect to the Company, the actual knowledge, after due inquiry of their respective direct reports, of those persons set forth in Section A-1 of the Company Disclosure Letter, (ii) with respect to Parent, the actual knowledge, after due inquiry of their respective direct reports, of those persons set forth in Section A-1 of the Parent Disclosure Letter, and (iii) with respect to the Parent External Adviser, the actual knowledge, after due inquiry of their respective direct reports, of those persons set forth in Section A-1 of the Parent Disclosure Letter.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Merger Consideration” shall mean, with respect to each share of Company Common Stock to be converted into the right to receive consideration pursuant to Section 2.1(a)(ii) and Section 2.6, (i) the Parent External Adviser Cash Consideration and (ii) the Parent Cash Consideration, the Share Consideration or the prorated number of shares of Parent Common Stock and cash amount pursuant to Section 2.6(f), as applicable.

“NASDAQ” shall mean The Nasdaq Global Select Market.

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any Proceeding. “Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Investment Advisory Agreement” shall mean the agreement entered into by the Parent External Adviser with Parent for the purpose of providing investment advisory or investment management services.

“Parent IPR” shall mean all Intellectual Property Rights owned, in whole or in part, by Parent or its Subsidiaries.

“Parent Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (1) the business, condition (financial

Appendix 7

or otherwise), properties, liabilities, assets or results of operations of Parent and its Subsidiaries, taken as a whole, or (2) the ability of the Parent to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that, for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which Parent, any of its Subsidiaries, or any of the Parent Portfolio Companies operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s or any of the Parent Portfolio Companies’ securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (v) any failure by Parent or any of the Parent Portfolio Companies to meet published analyst estimates or expectations of Parent’s or such Parent Portfolio Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (vi) any failure by Parent, any of its Subsidiaries, or any Parent Portfolio Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters, epidemic, pandemic, disease outbreak (including COVID-19), or the related responses of Governmental Authorities with respect thereto; (viii) the announcement of this Agreement, including (A) the initiation of litigation by any stockholders of the Company or any stockholders of Parent, in each case, with respect to this Agreement or the transactions contemplated hereby, or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with Parent Portfolio Companies due to the announcement of this Agreement (provided, that when “Parent Material Adverse Effect” is used in relation to the representations and warranties of the Parent in Sections 4.3(c) and 4.4, this clause (viii) shall be disregarded); (ix) any action taken by Parent or any of its Subsidiaries or any Parent Portfolio Company, in each case which is required to be taken pursuant to this Agreement; and (x) any actions taken (or omitted to be taken) at the express written request of the Company, to the extent taken in accordance with such request; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

“Parent Organizational Documents” shall mean the articles of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent, Acquisition Sub and Acquisition Sub 2.

Appendix 8

“Parent Per Share NAV” shall mean the quotient of (i) the Closing Parent Net Asset Value divided by (ii) the number of shares of Parent Common Stock issued and outstanding as of the Determination Date.

“Parent Per Share Price” shall mean the average of the volume weighted average price per share of Parent Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five (5) consecutive trading days ending with the third (3rd) complete trading day immediately prior to the Closing Date.

“Parent Portfolio Company” shall mean any entity in which Parent or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is or would be reflected in the Schedule of Investments included in Parent’s quarterly or annual reports.

“Parent Termination Fee” shall mean $7,142,850.

“Pending Sale Agreement” shall mean any definitive agreement made available to Parent, duly executed and delivered as of the date of this Agreement, relating to the disposition, lease or license (whether by merger, sale of stock, sale of assets or otherwise) of (a) any portfolio company investment or (b) any corporation, partnership, limited liability company, other business organization or any division or all or any portion of the assets, business or properties of any other Person, or material amount of assets thereof, in each case which has not, as of the date of this Agreement, been consummated in accordance with its terms.

“Permit” shall mean any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Authority.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Law, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and which are not violated by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to all leased real property, all Liens encumbering the interest of the fee owner or any superior lessor, sublessor or licensor, (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or the Parent SEC Documents or incurred in the ordinary course of business since the date of the most recent annual report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (vii) such Liens or other imperfections of title, if any, that would not, individually or in the aggregate, be material to a Person and its Subsidiaries, taken as a whole, including Liens for any

Appendix 9

supplemental Taxes or assessments not shown by the public records, (viii) Liens disclosed on existing title reports or existing surveys, (ix) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof, (x) Liens described in Section A-2 to the Company Disclosure Letter or the Parent Disclosure Letter (as applicable), (xi) in the case of Intellectual Property Rights, Third Party license agreements entered into in the ordinary course of business, (xii) any other Liens that will be released on or prior to the Closing Date and (xiii) the replacement, extension or renewal of any of the foregoing.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Proceeding” shall mean an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative, by or before a Governmental Authority.

“Regulatory Documents” shall mean, with respect to a Person, all forms, reports, registration statements, schedules and other documents filed, or required to be filed, by such Person pursuant to applicable Securities Laws or the applicable rules and regulations of any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, agents, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Company Act, the Investment Advisers Act, Blue Sky Laws, all similar foreign securities laws, and the rules and regulations promulgated thereunder.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Subsidiary” shall mean, as to any Person, any corporation, partnership, limited liability company, association or other business entity that is consolidated with such Person for

Appendix 10

financial reporting purposes under GAAP; provided, that in the case of the Company, neither the Company JV nor any Company Portfolio Company shall be deemed to be a Subsidiary of the Company for purposes of this Agreement.

“Tail Period” means the nine (9) -month period immediately following any termination of this Agreement pursuant to Section 8.1.

“Tail Period Transaction” means the Company’s entry into an Alternative Acquisition Agreement with respect to any Competing Proposal with a Third Party during the Tail Period; provided, that for purposes of this definition, the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority or Taxing Authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Dividend” shall mean a dividend or dividends, other than any Quarterly Dividends, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to the Company’s stockholders all of its previously undistributed (i) “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Returns” shall mean returns, reports, forms or information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority or Taxing Authority.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Third Party” shall mean any Person or group of Persons other than Parent, Acquisition Sub, Acquisition Sub 2 and their respective Affiliates.

Appendix 11

Table of Definitions

Term	Section
Acceptable Confidentiality Agreement	Section 6.6(c)
Acceptable Courts	Section 9.8(a)
Acquisition Sub	Preamble
Acquisition Sub 2	Preamble
Aggregate Merger Consideration	Section 2.1(a)(ii)(2)
Aggregate Share Consideration	Section 2.1(a)(ii)(1)(A)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.6(d)
Antitrust Laws	Section 6.4(a)
Bankruptcy and Equity Exception	Section 3.3(a)
BDC	Recitals
Book-Entry Shares	Section 2.1(a)(iii)
Canceled Shares	Section 2.1(a)(i)
Certificate of First Merger	Section 1.3(a)
Certificate of Second Merger	Section 1.3(b)
claim	Section 4.24
Closing	Section 1.2
Closing Company Net Asset Value	Section 2.5(a)
Closing Date	Section 1.2
Closing Parent Net Asset Value	Section 2.5(b)
Company	Preamble
Company Adverse Recommendation Change	Section 6.3(b)
Company Board	Recitals
Company Common Stock	Section 2.1(a)(i)
Company Fundamental Representations	Section 7.2(a)
Company Leased Real Property	Section 3.16(b)
Company Material Contract	Section 3.15(a)
Company No MAE Rep	Section 7.2(a)
Company Related Parties	Section 8.3(e)
Company SEC Documents	Section 3.6(a)
Company Special Committee	Recitals
Company Stockholder Approval	Section 3.19
Company Stockholders’ Meeting	Section 6.3(b)
Company’s Bylaws	Section 3.1
Company’s Charter	Section 3.1
Competing Proposal	Section 6.6(g)(i)
Consent	Section 3.4
D&O Indemnified Parties	Section 6.7(a)
debt	Section 4.24
Debt Commitment Letter	Section 4.27
Debt Financing	Section 4.27
Delaware Secretary	Section 1.3(a)
Determination Date	Section 2.5(a)

Appendix 12

Term	Section
DGCL	Recitals
DLLCA	Recitals
Dissenting Shares	Section 2.3
Effective Time	Section 1.3(a)
Electing Share	Section 2.6(a)
Election	Section 2.6(a)
Election Date	Section 2.6(b)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Appendix A
First Merger	Recitals
Forecasts	Section 4.28
Form N-14	Section 3.7
Form of Election	Section 2.6(b)
Inquiry	Section 6.6(a)
Intellectual Property Rights	Section 3.13(c)
Intended Tax Treatment	Section 6.15(a)
Interim Period	Section 6.1
KBW	Section 3.20
Mergers	Recitals
Non-Electing Share	Section 2.6(a)
Notice of Adverse Recommendation	Section 6.6(d)(i)
Notice of Superior Proposal	Section 6.6(d)(i)
Parent	Preamble
Parent Aggregate Cash Consideration	Section 2.1(a)(ii)(1)(B)
Parent Aggregate Merger Consideration	Section 2.1(a)(ii)(1)
Parent Board	Recitals
Parent Cash Consideration	Section 2.6(e)(ii)(2)
Parent Common Stock	Section 2.1(a)(ii)(1)(A)
Parent DRIP	Section 2.2(c)
Parent Expenses	Section 8.3(b)
Parent External Adviser	Preamble
Parent External Adviser Aggregate Cash Consideration	Section 2.1(a)(ii)(2)
Parent External Adviser Cash Consideration	Section 2.6(e)(i)
Parent External Adviser Permits	Section 5.5(a)
Parent Fundamental Representations	Section 7.3(a)
Parent Leased Real Property	Section 4.17(b)
Parent Material Contract	Section 4.16(a)
Parent Merger Consideration	Section 2.1(a)(ii)
Parent No MAE Rep	Section 7.3(a)
Parent Related Parties	Section 8.3(f)
Parent SEC Documents	Section 4.6(a)
Payoff Amount	Section 6.13
Payoff Letter	Section 6.13
Plan Assets	Section 3.24

Appendix 13

Term	Section
Proxy Statement	Section 3.7
Quarterly Dividends	Section 6.1(d)
RIC	Section 3.14(h)
Replacement Financing	Section 6.20(c)
Required Amount	Section 4.27
Second Effective Time	Section 1.3(b)
Second Merger	Recitals
Share Consideration	Section 2.6(e)(ii)(1)
Similar Law	Section 3.24
solvent	Section 4.24
Superior Proposal	Section 6.6(g)(ii)
Surviving Corporation	Recitals
Takeover Statutes	Section 3.18
Termination Date	Section 8.1(b)(i)

Appendix 14

Exhibit A

Certificate of Incorporation of the Surviving Corporation

[See attached.]

Exhibit 1

Execution Version

CERTIFICATE OF INCORPORATION

OF

ECHELON ACQUISITION SUB, INC.

ARTICLE I

Section 1.1    The name of the corporation is Echelon Acquisition Sub, Inc. (the “Corporation”).

ARTICLE II

Section 2.1    The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of the registered agent of the Corporation at such address is Corporation Service Company.

ARTICLE III

Section 3.1    The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”).

ARTICLE IV

The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Kellie Keeling	609 Main Street
Houston, Texas 77002

ARTICLE V

Section 5.1    The total number of shares of stock which the Corporation shall have authority to issue one thousand (1,000) shares of common stock, each having a par value of one one-thousandth of a dollar ($0.001) (the “Common Shares”).

Section 5.2    Common Shares.

(a)    Voting Rights. Except as otherwise required by law or this Certificate of Incorporation, holders of record of Common Shares shall have one vote in respect of each share of stock held by such holder of record on the books of the Corporation for the election of directors and on all other matters submitted to a vote of stockholders of the Corporation.

(b)    Dividends. Holders of Common Shares shall be entitled to receive proportionately, when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, dividends payable either in cash, in property or in shares of capital stock.

(c)    Liquidation, Dissolution, or Winding Up. In the event of a dissolution, liquidation or winding up of the affairs of the Corporation (“Liquidation”), holders of Common Shares shall be entitled, unless otherwise provided by law or this Certificate of Incorporation, to receive, after payment of all of the liabilities of the Corporation, or after money sufficient therefore shall have been set aside, all of the remaining assets of the Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of Common Shares held by them respectively.

ARTICLE VI

Section 6.1    Term of Directors. At each annual meeting of the stockholders, each director’s term will expire, and each director shall be elected to hold office for a term expiring at the next annual meeting of stockholders and until their successors are duly elected and qualify; provided that the term of office for any incumbent director shall not be shortened, but such director shall serve until the expiration of his current term or until his prior death, retirement, resignation or removal for cause. Directors may be elected to an unlimited number of successive terms.

Section 6.2    Changes. The Board of Directors, by amendment to the Corporation’s Bylaws, is expressly authorized to change the number of directors without the consent of the stockholders to any number between two or nine and to allocate such number of directors among the classes as evenly as practicable.

Section 6.3    Elections. Elections of directors need not be by written ballot unless otherwise provided in the Corporation’s By-laws.

Section 6.4    Removal of Directors. Any director may be removed for cause from office by the action of the holders of at least seventy-five percent (75%) of the then outstanding shares of the Corporation’s capital stock entitled to vote for the election of the respective director. Any director may be removed with or without cause by approval of at least sixty-six and two-thirds percent (66 2/3%) of the continuing directors (as defined in Section 10.1).

Section 6.5    Vote Required to Amend or Repeal. The affirmative vote of the holders of at least seventy-five percent (75%) of the then outstanding shares of the Corporation’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal this ARTICLE V; provided, however, that if at least sixty-six and two-thirds percent (66 2/3%) of the continuing directors (as defined in Section 10.1) have approved such amendment or repeal, the affirmative vote required for such amendment or repeal shall be a majority of such shares.

Section 6.6    Vacancies. Unless the Board of Directors otherwise determines, all vacancies on the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors shall be filled exclusively by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

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ARTICLE VII

Section 7.1    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 7.2    To the fullest extent permitted by the DGCL, a director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this Section 7.2 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 7.3    In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, or this Certificate of Incorporation.

ARTICLE VIII

Section 8.1    Special Meetings of Stockholders. Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by statute or this Certificate of Incorporation, only by the chairman, vice-chairman, chief executive officer or president or by a resolution duly adopted by a majority of the members of the Board of Directors.

Section 8.2    Vote Required to Amend or Repeal. The affirmative vote of the holders of at least seventy-five percent (75%) of the then outstanding shares of the Corporation’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal this ARTICLE VII.

ARTICLE IX

Section 9.1    Amend or Real By-Laws. The Board of Directors is expressly empowered to adopt, amend or repeal the By-laws of the Corporation; provided, however, that any adoption, amendment or repeal of the By-laws by the Board of Directors shall require the approval of at least sixty-six and two-thirds percent (66 2/3%) of the continuing directors (as defined in Section 10.1). The stockholders shall not have the right to adopt, amend or repeal the By-laws of the Corporation.

Section 9.2    Vote Required to Amend or Repeal. The affirmative vote of the holders of at least seventy-five percent (75%) of the then outstanding shares of the Corporation’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal this ARTICLE VIII.

ARTICLE X

Section 10.1    The conversion of the Corporation from a business development company to a closed-end investment company or an open-end investment company, the liquidation and dissolution of the Corporation, the merger or consolidation of the Corporation with any entity in a transaction as a result of which the governing documents of the surviving entity do not contain

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substantially the same provisions as described in Sections 6.1, 6.4, 6.5, 6.6, 8.1, 8.2, 9.1, 9.2, 10.1 and 12.1 of this Certificate of Incorporation or the amendment of any of the provisions discussed herein shall require the approval of (i) the holders of at least eighty percent (80%) of the then outstanding Common Shares of the Corporation’s capital stock, voting together as a single class, or (ii) at least (A) a majority of the “continuing directors” and (B) the holders of at least seventy-five percent (75%) of the then outstanding Common Shares of each affected class or series of the Corporation’s capital stock, voting separately as a class or series. For purposes of this Certificate of Incorporation, a “continuing director” is a director who (x) (A) has been a director of the Corporation for at least twelve (12) months and (B) is not a person or an affiliate of a person who enters into, or proposes to enter into, a business combination with the Corporation or (y) (A) is a successor to a continuing director, (B) who was appointed to the Board of Directors by at least a majority of the continuing directors and (C) is not a person or an affiliate of a person who enters into, or proposes to enter into, a business combination with the Corporation.

ARTICLE XI

Section 11.1    Meetings of stockholders may be held within or without the State of Delaware, as the By-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation.

ARTICLE XII

Section 12.1    Certain Transactions.

(a)    Notwithstanding any other provision of this Certificate of Incorporation and subject to the exceptions provided in paragraph (d) of this Section, the types of transactions described in paragraph (c) of this Section shall require the affirmative vote or consent of a majority of the Directors then in office followed by the affirmative vote of the holders of not less than seventy-five percent (75%) of the Common Shares of each affected class or series outstanding, voting as separate classes or series, when a Principal Shareholder (as defined in paragraph (b) of this Section) is a party to the transaction. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of Common Shares otherwise required by law, whether now or hereafter authorized, or any agreement between the Corporation and any national securities exchange.

(b)    The term “Principal Shareholder” shall mean any corporation, Person (which shall mean and include individuals, partnerships, trusts, limited liability companies, associations, joint ventures and other entities, whether or not legal entities, and governments and agencies and political subdivisions thereof) or other entity which is the beneficial owner, directly or indirectly, of ten percent (10%) or more of the outstanding Common Shares of any outstanding class or series and shall include any affiliate or associate, as such terms are defined in clause (ii) below, of a Principal Shareholder. For the purposes of this Section, in addition to the Common Shares which a corporation, Person or other entity beneficially owns directly, (a) any corporation, Person or other entity shall be deemed to be the beneficial owner of any Common Shares (i) which it has the right to acquire pursuant to any agreement or upon exercise of conversion rights or warrants, or

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otherwise (but excluding share options granted by the Corporation) or (ii) which are beneficially owned, directly or indirectly (including Common Shares deemed owned through application of clause (i) above), by any other corporation, Person or entity with which its “affiliate” or “associate” (as defined below) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of Common Shares, or which is its “affiliate” or “associate” as those terms are defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, and (b) the outstanding Common Shares shall include Common Shares deemed owned through application of clauses (i) and (ii) above but shall not include any other Common Shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights or warrants, or otherwise.

(c)    This Section shall apply to the following transactions:

(i)    The merger or consolidation of the Corporation or any subsidiary of the Corporation with or into any Principal Shareholder.

(ii)    The issuance of any securities of the Corporation to any Principal Shareholder for cash (other than pursuant to any automatic dividend reinvestment plan).

(iii)    The sale, lease or exchange of all or any substantial part of the assets of the Corporation to any Principal Shareholder (except assets having an aggregate fair market value of less than five percent (5%) of the total assets of the Corporation, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

(iv)    The sale, lease or exchange to the Corporation or any subsidiary thereof, in exchange for securities of the Corporation, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than five percent (5%) of the total assets of the Corporation, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

(d)    The provisions of this Section shall not be applicable to (i) any of the transactions described in paragraph (c) of this Section if 80% of the continuing directors (as defined in Section 10.1) shall by resolution have approved a memorandum of understanding with such Principal Shareholder with respect to and substantially consistent such transaction, in which case approval by a “majority of the outstanding voting securities,” as such terms is defined in the 1940 Act, of the Corporation with each class and series of Common Shares voting together as a single class, except to the extent otherwise required by law, the 1940 Act or this Certificate of Incorporation with respect to any one or more classes or series of Common Shares, in which case the applicable proportion of such classes or series of Common Shares voting as a separate class or series, as case may be, also will be required, shall be the only vote of Shareholders required by this Section, or (ii) any such transaction with any entity of which a majority of the outstanding shares of all classes and series of a stock normally entitled to vote in elections of directors is owned of record or beneficially by the Corporation and its subsidiaries.

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(e)    The Board of Directors shall have the power and duty to determine for the purposes of this Section on the basis of information known to the Corporation whether (i) a corporation, person or entity beneficially owns any particular percentage of the outstanding Common Shares of any class or series, (ii) a corporation, person or entity is an “affiliate” or “associate” (as defined above) of another, (iii) the assets being acquired or leased to or by the Corporation or any subsidiary thereof constitute a substantial part of the assets of the Corporation and have an aggregate fair market value of less than five percent (5%) of the total assets of the Corporation, and (iv) the memorandum of understanding referred to in paragraph (d) hereof is substantially consistent with the transaction covered thereby. Any such determination shall be conclusive and binding for all purposes of this Section.

ARTICLE XIII

Section 13.1    The Corporation is to have perpetual existence.

ARTICLE XIV

Section 14.1    The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute or by this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XV

Section 15.1    The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this ARTICLE XV shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

Section 15.2    The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this ARTICLE XV to directors and officers of the Corporation.

Section 15.3    The rights to indemnification and to the advance of expenses conferred in this ARTICLE XV shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

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Section 15.4    The rights to indemnification and to the advance of expenses conferred in this ARTICLE XV shall be subject to the requirements of the 1940 Act to the extent applicable.

Section 15.5    Any repeal or modification of this ARTICLE XV by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE XVI

Section 16.1    The Corporation expressly elects not to be governed by Section 203(a) of Title 8 of the DGCL.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the undersigned, being the sole incorporator of the Corporation, has executed this Consent of the Sole Incorporator as of the date first written above.

By:	/s/ Kellie Keeling
Name: Kellie Keeling
Its:	Sole Incorporator

[Signature Page to Certificate of Incorporation of Echelon Acquisition Sub, Inc.]

Exhibit 99.1

Crescent Capital BDC, Inc. To Acquire First Eagle Alternative Capital BDC, Inc.

LOS ANGELES, CA & BOSTON, MA, October 4, 2022 — Crescent Capital BDC, Inc. (“Crescent BDC” or the “Company”) (NASDAQ: CCAP) and First Eagle Alternative Capital BDC, Inc. (“First Eagle BDC”) (NASDAQ: FCRD) announced today that they have entered into a definitive merger agreement (the “Merger Agreement”) under which Crescent BDC will acquire First Eagle BDC (the “Transaction”). The combined company, which will remain externally managed by Crescent Cap Advisors, LLC, a subsidiary of Crescent Capital Group (“Crescent”), is expected to have approximately $1.6 billion of investments on a pro forma basis. The boards of directors of both companies, the independent directors of First Eagle BDC and the independent directors of Crescent BDC have approved the Transaction, which is expected to close as early as the fourth quarter of 2022.

Under the terms of the Merger Agreement, First Eagle BDC stockholders are expected to receive a combination of (i) Crescent BDC shares valued at 100% of Crescent BDC’s net asset value per share at the time of closing of the transaction in an aggregate number equal to First Eagle BDC’s net asset value at closing, up to a maximum of 19.99% of outstanding Crescent BDC shares at the time of the closing (“Share Issuance Cap”); (ii) cash from Crescent BDC for any amounts not paid in Crescent BDC shares due to the Share Issuance Cap; and (iii) an additional cash payment from Crescent Cap Advisors, LLC of $35 million in aggregate, or approximately $1.17 per share of First Eagle BDC stock. The exchange ratio for the stock component of the merger consideration and the amount of cash from Crescent BDC pursuant to clauses (i) and (ii) in the foregoing sentence will be determined by the respective net asset values of Crescent BDC and First Eagle BDC at the time of closing. In addition, First Eagle BDC stockholders may make an election to receive the portion of the merger consideration paid by Crescent BDC pursuant to such clauses (i) and (ii) in either Crescent BDC shares or in cash, subject to pro rata cut backs such that the aggregate amount of shared issued and cash paid by Crescent BDC are equal to the amounts described in such clauses (i) and (ii).

Assuming a transaction based on respective June 30, 2022 net asset values for Crescent BDC ($639.2 million, or $20.69 per share) and First Eagle BDC ($158.7 million, or $5.30 per share), taking into account certain estimated transaction expenses and post-closing adjustments and subject to the election mechanics described in the foregoing paragraph, First Eagle BDC stockholders would have received (i) $0.62 per share in cash from Crescent BDC; (ii) 0.2063x shares of Crescent BDC common stock for each share of First Eagle BDC common stock, resulting in approximately 6.2 million newly issued Crescent BDC shares; and (iii) $1.17 per share in cash from Crescent Cap Advisors, LLC. In aggregate, total consideration based on respective June 30, 2022 net asset values of Crescent BDC and First Eagle BDC represents approximately $180.1 million or $6.02 per First Eagle BDC share, representing a premium of 14% to First Eagle BDC’s net asset value per share of $5.30. On a market value basis, based on the closing stock price of Crescent BDC common stock on October 3, 2022 ($14.89 per share), the Transaction represents total consideration for First Eagle BDC stockholders of approximately $145.6 million or $4.86 per share, representing a 66% premium to the closing stock price of First Eagle BDC common stock on October 3, 2022. Following the Transaction, and assuming June 30, 2022 net asset values, Crescent BDC’s pro forma equity base is expected to be approximately $758 million and Crescent BDC stockholders and First Eagle BDC stockholders are expected to own approximately 83% and 17%, respectively, of the combined company.

In addition, Sun Life, which owns a majority interest in Crescent, has committed to provide secondary-market support and will purchase $20 million of the combined company’s common stock via a share purchase program over time following the consummation of the Transaction.

In connection with the closing of the proposed Transaction, First Eagle BDC’s 5.00% senior unsecured notes due May 25, 2026 are expected to remain outstanding and will be assumed by a subsidiary of Crescent BDC.

Crescent BDC believes that the increased size and scale of the combined company will create numerous strategic and financial benefits to stockholders and will position the combined company to capitalize on favorable market conditions. Including the financial support provided by Crescent and Sun Life, it is anticipated that the combination will provide the following benefits:

•	NII Accretion: Combination is expected to provide immediate adjusted net investment income accretion;

•	Crescent BDC Share Liquidity: Pro forma trading liquidity profile after closing as implied by the public BDC peer set suggests a meaningful increase in Crescent BDC’s average daily trading volume;

•	Expansive and Diversified Portfolio: The combined portfolio is expected to have 208 portfolio companies with top 10 companies representing approximately 16% of the portfolio on a pro forma basis;

•	Financial Flexibility: The combined entity is expected to achieve greater business resilience and financial flexibility through enhanced access to debt capital markets; and

•	Reduced Operating Expenses: Over $5 million of identified annual expense synergies associated with the combination driven by redundant general & administrative expenses across two platforms.

“We are very excited to announce that we have entered into an agreement to purchase First Eagle BDC. We expect this combination will be accretive to core earnings and provide many financial and strategic benefits to our stockholders as we further enhance our scale and position,” said Jason Breaux, President and Chief Executive Officer of Crescent BDC. “Similar to the strategy we successfully utilized in our acquisition of Alcentra Capital in 2020, we plan to leverage our robust origination platform to selectively rotate legacy First Eagle BDC’s portfolio into Crescent directly originated investments over time. We are confident in our ability to maximize long-term value for both Crescent BDC and First Eagle BDC stockholders.”

“For over 30 years, we have differentiated ourselves in the marketplace, strategically growing our asset base across multiple economic and business cycles to be more effective and relevant to our clients, both our investors and the private equity community whose companies we finance,” commented Jean-Marc Chapus and Mark Attanasio, Co-Founders and Managing Partners of Crescent. “The growing demand for capital from middle market borrowers has created an even greater need for flexible capital providers like us, and we believe the addition of First Eagle BDC further augments our relevance in the market.”

“We are excited to have entered into this mutually beneficial combination with Crescent BDC,” commented Chris Flynn, Chief Executive Officer of First Eagle BDC. “We believe unifying these complementary portfolios to form a larger-scale BDC with increased investment capacity and portfolio diversification will offer stockholders a strong platform for long-term growth. This transaction will also enable First Eagle Alternative Credit to focus our resources on deploying capital for our direct lending strategy where we have strong momentum.”

First Eagle Investment Management LLC, which accounts for an approximately 17% ownership interest in First Eagle BDC, has entered into a voting agreement that requires it to vote its First Eagle BDC shares in favor of the Transaction subject to the terms of such agreement.

Consummation of the Transaction is subject to First Eagle BDC stockholder approval, customary regulatory approvals and other customary closing conditions.

Wells Fargo Securities served as sole financial advisor and Kirkland & Ellis LLP served as legal counsel to Crescent BDC. Keefe, Bruyette and Woods (KBW), A Stifel Company, served as financial advisor and Simpson Thacher & Bartlett LLP served as legal counsel to First Eagle BDC.

Conference Call to Discuss the Transaction

Crescent BDC has scheduled a conference call to discuss the Transaction for Tuesday, October 4, 2022 at 4:15 p.m. (Eastern Time).

To listen to the call via telephone, please register here to receive the dial-in number along with a unique PIN number that is required to access the call. Those interested in participating via webcast in listen-only mode can access the event on the Investor Relations section of Crescent BDC’s website at www.crescentbdc.com. Please visit the website to test your connection before the webcast. An archived replay will be available via a webcast link located on the Investor Relations section of Crescent BDC’s website.

A copy of the presentation that will be discussed during the call is available on the Events & Presentations page of the Investor Relations section of Crescent BDC’s website at https://www.crescentbdc.com/investor-relations/events-presentations.

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Crescent BDC and First Eagle BDC pursuant to the Merger Agreement dated October 3, 2022, by and among Crescent BDC, First Eagle BDC, Crescent Cap Advisors, LLC and two wholly-owned subsidiaries of Crescent BDC. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of First Eagle BDC may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by Crescent BDC and First Eagle BDC or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Crescent BDC and First Eagle BDC; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact Crescent BDC’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings Crescent BDC and First Eagle BDC have made with the Securities and Exchange Commission (the “SEC”), and will be contained in the materials Crescent BDC and First Eagle BDC will file with the SEC in connection with the proposed transactions under the Merger Agreement, including Crescent BDC’s registration statement on Form N-14 (the “Registration Statement”), which will include First Eagle BDC’s proxy statement on Schedule 14A that also constitutes a prospectus of Crescent BDC (the “Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither Crescent BDC nor First Eagle BDC undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving Crescent BDC and First Eagle BDC, along with related proposals for which First Eagle BDC stockholder approval will be sought (the “Proposals”). In connection with the proposed transaction, including the Proposals, Crescent BDC and First Eagle BDC, as applicable, will file relevant materials with the SEC, including the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement and Proxy Statement/Prospectus will each contain important information about Crescent BDC, First Eagle BDC, the proposed transaction, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF FIRST EAGLE BDC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESCENT BDC, FIRST EAGLE BDC, THE PROPOSED TRANSACTION, THE PROPOSALS AND RELATED MATTERS. Investors and security holders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC by Crescent BDC or First Eagle BDC, as applicable, free of charge, from the SEC’s website at www.sec.gov or, for documents filed by Crescent BDC, from Crescent BDC’s website at https://www.crescentbdc.com and for documents filed by First Eagle BDC, from First Eagle BDC’s website at www.firsteagle.com/FEACBDC. Investors and security holders may also obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC from Crescent BDC by contacting Crescent BDC’s Investor Relations Department at bdcir@crescentcap.com or from First Eagle BDC by contacting First Eagle BDC’s Investor Relations Department at FEAC.IR@firsteagle.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Crescent BDC, First Eagle BDC, and their respective directors and executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding Crescent BDC’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting of stockholders filed with the SEC on March 29, 2022. Information regarding First Eagle BDC’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting of stockholders filed with the SEC on April 26, 2022. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in Crescent BDC’s 2022 proxy statement and First Eagle BDC’s 2022 proxy statements, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy Statement/Prospectus when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposals or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Crescent BDC

Crescent BDC is a business development company that seeks to maximize the total return of its stockholders in the form of current income and capital appreciation by providing capital solutions to middle market companies with sound business fundamentals and strong growth prospects. Crescent BDC utilizes the extensive experience, origination capabilities and disciplined investment process of Crescent. Crescent BDC is externally managed by Crescent Cap Advisors, LLC, a subsidiary of Crescent. Crescent BDC has elected to be regulated as a business development company under the Investment Company Act of 1940. For more information about Crescent BDC, visit www.crescentbdc.com. However, the contents of such website are not and should not be deemed to be incorporated by reference herein.

About Crescent Capital Group

Crescent is a global credit investment manager with over $39 billion of assets under management. For over 30 years, the firm has focused on below investment grade credit through strategies that invest in marketable and privately originated debt securities including senior bank loans, high yield bonds, as well as private senior, unitranche and junior debt securities. Crescent is headquartered in Los Angeles with offices in New York, Boston, Chicago and London with more than 200 employees globally. Crescent is a part of SLC Management, the institutional alternatives and traditional asset management business of Sun Life. For more information about Crescent, visit www.crescentcap.com. However, the contents of such website are not and should not be deemed to be incorporated by reference herein.

About First Eagle Alternative Capital BDC, Inc.

First Eagle Alternative Capital BDC, Inc. is a closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. The Company’s investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. The Company is a direct lender to middle market companies and invests primarily in directly originated first lien senior secured loans, including unitranche investments. In certain instances, the Company also makes second lien secured loans and subordinated or mezzanine, debt investments, which may include an associated equity component such as warrants, preferred stock or other similar securities and direct equity co-investments. The Company targets investments primarily in middle market companies with annual EBITDA generally between $5 million and $25 million. The Company is headquartered in Boston, with additional origination teams in Chicago, Dallas, Los Angeles and New York. The Company’s investment activities are managed by First Eagle Alternative Credit, LLC (the “Advisor” or the “Adviser”), an investment adviser registered under the Investment Advisers Act of 1940. For more information, please visit www.feac.com.

Contacts:

Crescent BDC

Daniel McMahon

daniel.mcmahon@crescentcap.com

212-364-0149

First Eagle BDC

Leigh Crosby

leigh.crosby@firsteagle.com

617-790-6060